AURORA CANNABIS INC.

Condensed Interim Consolidated Financial Statements
(Unaudited)

For the three and six months ended December 31, 2017 and 2016
(In Canadian Dollars)

AURORA CANNABIS INC.
Condensed Interim Consolidated Statements of Financial Position
December 31, 2017 and June 30, 2017
(Unaudited – In thousands of Canadian dollars)

	Notes	December 31, 2017	June 30, 2017
		$	$
Assets
Current
Cash and cash equivalents		350,841	159,796
Short-term investments	3	908	-
Accounts receivable	4, 20(c)	6,991	2,312
Marketable securities	5(b)	76,400	14,845
Inventory	6	15,310	7,703
Biological assets	7	5,871	4,088
Promissory notes receivable	8	-	1,222
Loans receivable	10(a), 20(c)	3,384	2,096
Prepaid and other current assets		1,328	1,544
		461,033	193,606

Property, plant and equipment	9	117,251	45,523
Convertible debenture	5(a)	-	11,071
Derivatives	5(b)	3,942	292
Investment in associates and joint venture	10	24,152	-
Intangible assets	12	59,552	31,087
Goodwill	12	65,868	41,100
Deposits		596	-

Total assets		732,394	322,679

Liabilities
Current
Accounts payable and accrued liabilities	20(c), 23(b)(ii)	22,030	8,753
Deferred revenue	23(b)(ii)	1,563	1,421
Special warrant subscriptions	14(c)	111,009	-
Finance lease	13	73	69
Contingent consideration payable	11(a)(d)(f)(g)	23,832	13,221
		158,507	23,464

Finance lease	13	244	282
Convertible notes	14	-	63,536
Deferred gain on convertible debenture	5(a)	-	10,206
Deferred gain on derivatives	5(b)	1,777	321
Deferred tax liability		16,280	5,937
Total liabilities		176,808	103,746

Shareholders’ equity
Share capital	15	532,673	221,447
Reserves		32,834	25,912
Deficit		(16,714)	(28,426)
Total equity attributable to shareholders of Aurora		548,793	218,933
Non-controlling interest	11(e)	6,793	-
Total equity		555,586	218,933

Total liabilities and equity		732,394	322,679

Nature of Operations (Note 1)
Commitments and Contingencies (Note 21)
Subsequent Events (Notes 5(b)(ii), 14(c), 15(b), 21(b)(ii) and 25)

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

AURORA CANNABIS INC.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

		Three months ended		Six months ended
		December 31,		December 31,
	Notes	2017	2016	2017	2016
		$	$	$	$
Revenues		11,700	3,884	19,949	6,956

Cost of sales		4,837	2,436	7,909	4,613

Gross profit before fair value adjustments		6,863	1,448	12,040	2,343

Unrealized (gain) loss on changes in fair value on sale of inventory		4,015	538	6,587	973
Unrealized (gain) loss on changes in fair value of biological assets	7	(3,638)	(3,450)	(9,844)	(3,077)

Gross profit		6,486	4,360	15,297	4,447

Expenses
General and administration	17, 20(a)	7,568	1,550	10,561	2,597
Sales and marketing	18	5,136	2,411	8,804	3,981
Research and development		172	99	279	139
Acquisition and project evaluation costs		1,756	4	2,096	169
Share of loss from investment in associate	10	52	-	52	-
Depreciation and amortization	9, 12	460	163	1,094	322
Share-based payments	16(a)(b), 20(b)	7,456	2,510	9,942	2,890
		22,600	6,737	32,828	10,098

Loss from operations		(16,114)	(2,377)	(17,531)	(5,651)

Other income (expenses)
Interest and other income		765	99	1,355	127
Finance and other costs	19	(1,660)	(1,800)	(3,676)	(4,841)
Foreign exchange		511	-	264	-
Unrealized gain on debenture	5(a)	-	-	6,937	-
Unrealized gain on marketable securities	5(b)	3,700	-	3,700	-
Unrealized gain on derivatives	5(b)	22,786	-	23,603	-
		26,102	(1,701)	32,183	(4,714)

Income (loss) before income taxes		9,988	(4,078)	14,652	(10,365)

Income tax recovery (expense)
Current		(38)	11	(38)	19
Deferred, net		(2,756)	1,389	(3,859)	2,055
		(2,794)	1,400	(3,897)	2,074

Net income (loss)		7,194	(2,678)	10,755	(8,291)

Net income (loss) attributable to:
Shareholders of Aurora		7,721	(2,678)	11,282	(8,291)
Non-controlling interests		(527)	-	(527)	-

Earnings (loss) per share
Basic		0.02	(0.01)	0.03	(0.04)
Diluted		0.02	(0.01)	0.03	(0.04)

Weighted average number of shares outstanding
Basic		394,025,544	263,865,017	392,386,415	223,737,570
Diluted		406,580,775	263,865,017	398,670,592	223,737,570

AURORA CANNABIS INC.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

(Continued)

		Three months ended		Six months ended
		December 31,		December 31,
	Notes	2017	2016	2017	2016
		$	$	$	$
Net income (loss)		7,194	(2,678)	10,755	(8,291)

Other comprehensive income (loss)
Deferred tax		(99)	-	(1,731)	-
Unrealized gain on marketable securities	5(b)	274	-	12,825	-
Foreign currency translation		29	-	25	-

Comprehensive income (loss)		7,398	(2,678)	21,874	(8,291)

Comprehensive income (loss) attributable to:
Shareholders of Aurora		7,925	(2,678)	22,401	(8,291)
Non-controlling interests		(527)	-	(527)	-

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

AURORA CANNABIS INC.
Condensed Interim Consolidated Statements of Changes in Equity
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share amounts)

	Share Capital					Reserves				AOCI
									Fair
			Obligation	Share-	Compensation	Related			Value and	Foreign			Non-
	Common		to Issue	Based	Options/	Party	Convertible	Total	Deferred	Currency	Total		Controlling
	Shares	Amount	Shares	Compensation	Warrants	Loans	Notes	Reserves	Tax	Translation	AOCI	Deficit	Interests	Total
	#	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2016	135,576,365	17,148	2,335	608	1,184	1,403	200	5,730	-	-	-	(16,916)	-	5,962
Shares issued for acquisition (Note 15(b)(xiv))	17,875,000	11,440	-	-	-	-	-	-	-	-	-	-	-	11,440
Performance shares (Note 15(b)(xvi))	20,000,000	2,322	(2,322)	-	-	-	-	(2,322)	-	-	-	-	-	-
Transfer from derivative liabilities	-	-	-	-	98	-	-	98	-	-	-	-	-	98
Private placement (Note 15(b)(xv))	57,500,000	23,000	-	-	-	-	-	-	-	-	-	-	-	23,000
Share issue costs	-	(3,826)	-	-	2,022	-	-	2,022	-	-	-	-	-	(1,804)
Warrant issued for convertible debenture amendment	-	-	-	-	877	-	-	877	-	-	-	-	-	877
Conversion of notes (Note 15(b)(vi))	18,784,726	16,913	-	-	-	-	(1,888)	(1,888)	-	-	-	-	-	15,025
Equity component of convertible notes	-	-	-	-	-	-	7,904	7,904	-	-	-	-	-	7,904
Deferred tax on convertible notes	-	-	-	-	-	-	(2,055)	(2,055)	-	-	-	-	-	(2,055)
Reclassification upon repayment of related party loans	-	-	-	-	-	(1,403)	-	(1,403)	-	-	-	1,403	-	-
Shares issued for loan (Note 15(b)(xvii))	50,000	24	-	-	-	-	-	-	-	-	-	-	-	24
Shares issued for compensation (Note 15(b)(xiii))	25,510	13	(13)	-	-	-	-	(13)	-	-	-	-	-	-
Exercise of stock options (Note 15(b)(vii))	620,077	497	-	(241)	-	-	-	(241)	-	-	-	-	-	256
Exercise of warrants (Note 15(b)(viii))	31,501,931	19,354	-	-	(1,189)	-	-	(1,189)	-	-	-	-	-	18,165
Exercise of compensation options (Note 15(b)(ix))	3,234,434	2,439	-	-	(1,105)	-	-	(1,105)	-	-	-	-	-	1,334
Forfeited options	-	-	-	(21)	-	-	-	(21)	-	-	-	21	-	-
Share-based payments	-	-	-	2,890	-	-	-	2,890	-	-	-	-	-	2,890
Comprehensive loss for the period	-	-	-	-	-	-	-	-	-	-	-	(8,291)	-	(8,291)
Balance, December 31, 2016	285,168,043	89,324	-	3,236	1,887	-	4,161	9,284	-	-	-	(23,783)	-	74,825
Shares issued for acquisitions (Note 15(b)(x)(xi))	9,216,007	23,100	-	-	-	-	-	-	-	-	-	-	-	23,100
Shares issued for contingent consideration (Note 15(v))	2,926,103	7,408	-	-	-	-	-	-	-	-	-	-	-	7,408
Private placements (Note 15(b)(xii))	33,337,500	75,009	-	-	-	-	-	-	-	-	-	-	-	75,009
Share issue costs	-	(7,087)	-	-	2,609	-	-	2,609	-	-	-	-	-	(4,478)
Deferred tax on share issue costs	-	1,846	-	-	-	-	-	-	-	-	-	-	-	1,846
Conversion of notes (Note 15(b)(vi))	10,235,593	21,124	-	-	-	-	(2,912)	(2,912)	-	-	-	-	-	18,212
Equity component of convertible notes	-	-	-	-	-	-	12,683	12,683	-	-	-	-	-	12,683
Equity component of convertible note transaction costs	-	-	-	-	-	-	(900)	(900)	-	-	-	-	-	(900)
Deferred tax on convertible notes	-	-	-	-	-	-	(3,298)	(3,298)	-	-	-	-	-	(3,298)
Exercise of stock options (Note 15(b)(vii))	1,381,623	902	-	(337)	-	-	-	(337)	-	-	-	-	-	565
Exercise of warrants (Note 15(b)(viii))	23,434,375	9,294	-	-	(857)	-	-	(857)	-	-	-	-	-	8,437
Exercise of compensation options/warrants (Note 15(b)(ix))	850,000	527	-	-	(187)	-	-	(187)	-	-	-	-	-	340
Forfeited options and warrants	-	-	-	(2)	(32)	-	-	(34)	-	-	-	34	-	-
Share-based payments	-	-	-	4,694	-	-	-	4,694	-	-	-	-	-	4,694
Comprehensive loss for the period	-	-	-	-	-	-	-	-	5,192	(25)	5,167	(4,677)	-	490
Balance, June 30, 2017	366,549,244	221,447	-	7,591	3,420	-	9,734	20,745	5,192	(25)	5,167	(28,426)	-	218,933

AURORA CANNABIS INC.
Condensed Interim Consolidated Statements of Changes in Equity
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share amounts)

(Continued)

	Share Capital				Reserves					AOCI
									Fair
			Obligation	Share-	Compensation	Related			Value and	Foreign			Non-
	Common		to Issue	Based	Options/	Party	Convertible	Total	Deferred	Currency	Total		Controlling
	Shares	Amount	Shares	Compensation	Warrants	Loans	Notes	Reserves	Tax	Translation	AOCI	Deficit	Interests	Total
	#	$	$	$	$	$	$	$	$	$	$	$	$	$

Balance, June 30, 2017	366,549,244	221,447	-	7,591	3,420	-	9,734	20,745	5,192	(25)	5,167	(28,426)	-	218,933
Shares issued for acquisition (Note 11(d)(f))	4,878,380	15,530	-	-	-	-	-	-	-	-	-	-	-	15,530
Warrants issued for acquisition (Note 11(d))	-	-	-	-	136	-	-	136	-	-	-	-	-	136
Shares issued for contingent consideration (Note 15(b)(v))	5,016,293	11,656	-	-	-	-	-	-	-	-	-	-	-	11,656
Private placements (Note 15(b)(iii))	25,000,000	75,000	-	-	-	-	-	-	-	-	-	-	-	75,000
Share issue costs	-	(6,640)	-	-	2,286	-	-	2,286	-	-	-	-	-	(4,354)
Conversion of notes (Note 15(b)(vi)	25,060,747	76,524	-	-	-	-	(9,734)	(9,734)	-	-	-	-	-	66,790
Deferred tax on convertible notes	-	4,554	-	-	-	-	-	-	-	-	-	-	-	4,554
Exercise of stock options (Note 15(b)(vii), 11(e))	2,312,590	5,813	-	(2,008)	-	-	-	(2,008)	-	-	-	-	123	3,928
Exercise of warrants (Note 15(b)(viii), 11(e))	38,621,631	121,529	-	-	(2,535)	-	-	(2,535)	-	-	-	-	694	119,688
Exercise of compensation options/warrants (Note 15(b)(viii))	1,865,249	6,051	-	-	(1,854)	-	-	(1,854)	-	-	-	-	-	4,197
Exercise of restricted share units (Note 15(b)(ii)	127,128	1,209	-	(351)	-	-	-	(351)	-	-	-	-	-	858
Forfeited options	-	-	-	(430)	-	-	-	(430)	-	-	-	430	-	-
Share-based payments (Note 11(e), 16)	-	-	-	10,293	-	-	-	10,293	-	-	-	-	-	10,293
Non-controlling interest from Hempco (Note 11(e))	-	-	-	-	-	-	-	-	-	-	-	-	6,503	6,503
Comprehensive loss for the period	-	-	-	-	-	-	-	-	11,094	25	11,119	11,282	(527)	21,874
Balance, December 31, 2017	469,431,262	532,673	-	15,095	1,453	-	-	16,548	16,286	-	16,286	(16,714)	6,793	555,586

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

AURORA CANNABIS INC.
Condensed Interim Consolidated Statements of Cash Flows
Six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars)

	Notes	2017	2016
		$	$
Cash provided by (used in) Operating activities
Net income (loss) for the period		11,282	(8,291)
Adjustments for non-cash items
Unrealized gain on changes in fair value of biological assets		(9,844)	(1,168)
Changes in fair value included in inventory sold		6,587	-
Depreciation of fixed assets	9	886	471
Amortization of intangible assets	12	569	-
Share-based payments	16	9,942	2,890
Share of loss from investment in associate		52	-
Unrealized gain on debentures		(6,937)	-
Unrealized gain on derivatives		(23,603)	-
Unrealized gain on marketable securities		(3,700)	-
Accrued interest and accretion expense		2,569	1,503
Financing fees		-	2,121
Interest and other income		(59)	(2,055)
Deferred tax recovery		3,859	-
Changes in non-cash working capital
GST recoverable		(2,573)	(85)
Accounts receivable		46	(1,500)
Inventory		(2,653)	(228)
Prepaid and other current assets		450	(541)
Accounts payable and accrued liabilities		3,440	175
Deferred revenue		56	699
		(9,631)	(6,009)

Investing activities
Short-term investments	3	(397)	-
Marketable securities and derivatives		(39,748)	-
Notes receivable		(4,236)	-
Purchase of property, plant and equipment	9	(53,936)	(4,842)
Acquisition of businesses, net of cash acquired	11	(8,522)	(3,418)
Acquisition of assets, net of cash acquired	11	(955)	-
Deposits		(596)	-
		(108,390)	(8,260)

Financing activities
Finance lease		(34)	64
Proceeds of convertible notes		-	40,000
Proceeds (repayment) of short term loans		-	(5,549)
Proceeds (repayment) of long term loans		-	(4,000)
Financing fees		-	(1,610)
Special warrants subscriptions	14(c)	111,009	-
Shares issued for cash, net of share issue costs		197,421	40,951
Acquisition of non-controlling interest		862	-
		309,258	69,856

Effect of foreign exchange on cash and cash equivalents		(192)	-

Increase (decrease) in cash and cash equivalents		191,045	55,587

Cash and cash equivalents, beginning of period		159,796	259

Cash and cash equivalents, end of period		350,841	55,846

Cash and cash equivalents consist of:
Cash		350,841	14,846
Guaranteed Investment Certificates (1)		-	41,000
		350,841	55,846
(1)	Guaranteed investment certificates for the three months ended December 31, 2017 were reclassified as short-term investments.

AURORA CANNABIS INC.
Condensed Interim Consolidated Statements of Cash Flows
Six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars)

(Continued)

Supplementary information:
Property, plant and equipment in accounts payable	11,099	108
Depreciation in production costs	361	149

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

1.	Nature of Operations

Aurora Cannabis Inc. (the “Company” or “Aurora”) was incorporated under the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange (the “Exchange”) under the symbol “ACB” and on the OTCQX under the symbol “ACBFF”.

The Company’s principal business is the production and distribution of medical cannabis in Canada and Germany. The Company produces and distributes dried medical cannabis and cannabis oils in Canada pursuant to the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) through its wholly-owned subsidiary Aurora Cannabis Enterprises Inc. (“ACE”), and distributes wholesale medical cannabis in the European Union pursuant to the German Medicinal Products Act and German Narcotic Drugs Act through its wholly-owned subsidiary, Pedanios GmbH (“Pedanios”).

The Company, through its wholly-owned subsidiary, CanvasRx Inc. (“CanvasRx”), provides counseling and outreach service to help patients learn about how to safely and effectively use medical cannabis, select a strain from the hundreds available in Canada and register with their choice of licensed producer. The Company, through its wholly-owned subsidiaries, B.C. Northern Lights Enterprises Ltd. (“BCNL”) and Urban Cultivator Inc. (“UCI”), is involved in the production and sale of proprietary systems for the indoor cultivation of cannabis, organic microgreens, vegetables and herbs which will cater to the home-growing adult-use recreational market upon legalization, which is anticipated to occur in July 2018. The Company, through its wholly-owned subsidiary, Aurora Larssen Projects Inc., is in the business of consulting on the design, engineering, and construction oversight for advanced greenhouse cultivation facilities. The Company controls Hempco Food and Fiber Inc. (“Hempco”), a producer of industrial hemp products, hemp foods, hemp fiber and hemp nutraceuticals.

The head office and principal address of the Company is Suite 1500 - 1199 West Hastings Street, Vancouver, BC, Canada, V6E 3T5. The Company’s registered and records office address is Suite 1500 - 1055 West Georgia Street, Vancouver, BC V6E 4N7.

2.	Significant Accounting Policies

(a)	Basis of presentation

The condensed interim consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards 34, “Interim Financial Reporting” (“IAS 34”), using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements. The accounting policies and critical estimates applied by the Company in these condensed interim consolidated financial statements are the same as those applied in the Company’s annual consolidated financial statements as at and for the year ended June 30, 2017.

The Company has reclassified certain immaterial items on the comparative condensed interim consolidated statement of comprehensive loss to conform with current period’s presentation and improve clarity.

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on February 7, 2018.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

(b)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company, entities controlled by the Company and its subsidiaries. All significant intercompany balances and transactions were eliminated on consolidation.

The following are the Company’s ownership interests in its subsidiaries, investments in associates and joint venture and available for sale investments:

		Percentage Ownership
	Jurisdiction of	December 31,	June 30,	Accounting
Entities	Incorporation	2017	2017	Treatment
Aurora Marijuana Inc.(“AMI”)	Alberta, Canada	100%	100%	Consolidation
Aurora Cannabis Enterprises Inc. ("ACE”)	Alberta, Canada	100%	100%	Consolidation
1769474 Alberta Ltd. (“1769474”)	Alberta, Canada	100%	100%	Consolidation
Australis Capital Inc. (“ACI”)	Alberta, Canada	100%	100%	Consolidation
CanvasRx Inc. (“CanvasRx”)	Ontario, Canada	100%	100%	Consolidation
10094595 Canada Inc. (“10094595”)	Canada	100%	100%	Consolidation
Peloton Pharmaceuticals Inc. (“Peloton”)	Quebec, Canada	100%	100%	Consolidation
Pedanios GmbH (“Pedanios”)	Germany	100%	100%	Consolidation
B.C. Northern Lights Enterprises Ltd. (“BCNL”)	British Columbia,Canada	100%	NA	Consolidation
Urban Cultivator Inc. (“UCI”)	British Columbia, Canada	100%	NA	Consolidation
H2 Biopharma Inc. (“H2”)	Quebec, Canada	100%	NA	Consolidation
Aurora Larssen Projects Inc. (“Aurora Larssen”)	Alberta, Canada	100%	NA	Consolidation
Larssen Ltd. (“Larssen”)	Alberta, Canada	100%	NA	Consolidation
Hempco Food and Fiber Inc. (“Hempco”)	British Columbia, Canada	21.3%	NA	Consolidation
Australis Holdings LLP (“Australis Holdings”)	Washington, USA	50%	50%	Equity
Cann Group Limited (“Cann Group”)	Australia	21.8%	19.9%	Equity
Radient Technologies Inc. (“Radient”)	Alberta, Canada	17.02%	1.75%	Fair value
CanniMed Therapeutics Inc. (“CanniMed”)	Saskatchewan, Canada	1.84%	NA	Fair value

(c)	Basis of measurement

The condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, biological assets, derivatives and acquisition related contingent consideration which were measured at fair value.

(d)	Functional and presentation of foreign currency

The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted. The functional currency of Pedanios is the European Euro, the functional currency of Australis Holdings is the US dollar, the functional currency of Cann Group is the Australian dollar and the functional currency of Aurora and its remaining subsidiaries is the Canadian dollar.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

(e)	Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the financial statements are described below.

(i)	Investment in associates and joint ventures

Judgement is required in the assessment of whether the Company has control or significant influence in terms of the variability of returns from the Company’s involvement in the investee, the ability to use power to affect those returns and the significance of the Company’s investment in the investee. The Company classified its investment considering this assessment of control or significant influence. (Note 5)

Radient

As at December 31, 2017, the Company held an aggregate of 37,643,431 common shares of Radient representing a 17% interest ownership on an undiluted basis. The Company also held 4,541,889 warrants resulting in a 15.71% interest ownership in Radient on a fully diluted basis.

The Company is acting as an investor within the meaning of IAS 39, and is not involved in the strategic leadership and tactical implementation of the business plans of Radient. Aurora has one director on the board of Radient which consists of 9 members, and although the Company participates in the policy-making process and decisions, it cannot significantly influence those decisions. Radient only provides extraction processing services to Aurora as an independent contractor and there are no other material agreements in place. Furthermore, Aurora does not perform any commercial and technical consulting services for Radient.

In light of the above, management has determined that the Company does not have the ability to exercise significant influence in Radient and continued to classify the marketable securities as available-for-sale financial assets and share purchase warrants as held-for-trading derivatives.

Cann Group

The Company purchased additional shares of Cann Group, and as at December 31, 2017, held an aggregate of 28,762,314 common shares representing a 21.8% interest ownership in Cann Group. Subsequent to December 31, 2017, the Company acquired additional shares and further increased its ownership in Cann Group to 22.9% .

Through the extent of its share ownership interest, seat on the board of directors and contractual arrangements among other things, the Company has the ability to exercise significant influence over Cann Group, and accordingly, accounted for the investments under the equity method.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

(e)	Significant accounting judgments, estimates and assumptions (continued)

(ii)	Business combinations and asset acquisitions

Classification of an acquisition as a business combination or an asset acquisition depends on whether the assets acquired constitute a business, which can be a complex judgement. Whether an acquisition is classified as a business combination or asset acquisition can have a significant impact on the entries made on and after acquisition.

During the period, the Company acquired Larssen, Pedanios, BCNL and UCI. These entities are operating companies, and have operational processes and employees in place to conduct activities of the businesses to provide returns. As a result, these acquisitions have been accounted for as business combinations as set out in Note 11.

The Company held a 22.3% interest ownership in Hempco. However, the Company entered into an agreement to acquire additional shares in Hempco that would bring the Company’s total ownership to over 50.1% . As a result, due primarily to potential voting rights, the Company has determined that it has control over Hempco. Accordingly, the investment has been accounted for as a business combination, and the results of Hempco have been consolidated in the financial statements. (Note 11(e))

(f)	Recent accounting pronouncements

There were no new standards effective July 1, 2017 that had an impact on the Company’s condensed interim consolidated financial statements. The following IFRS standards have been recently issued by the IASB. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

(i)	IFRS 7 Financial instruments: Disclosure

IFRS 7 Financial instruments: Disclosure, was amended to require additional disclosures on transition from IAS 39 to IFRS 9. IFRS 7 is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is assessing the impact of this amendment on its consolidated financial statements.

(ii)	IFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. The Company is assessing the impact of this new standard on its consolidated financial statements.

(iii)	IFRS 15 Revenue from Contracts with Customers

The IASB replaced IAS 18 Revenue, in its entirety with IFRS 15 Revenue from Contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early application permitted.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

(f)	Recent accounting pronouncements (continued)

(iii)	IFRS 15 Revenue from Contracts with Customers (continued)

The Company intends to adopt IFRS 15 on July 1, 2018 using the modified retrospective approach where the cumulative impact of adoption will be recognized in retained earnings as of July 1, 2018 and comparatives will not be restated.

The Company has conducted a preliminary assessment of the impact from this new standard. Under IFRS 15, revenue from the sale of medicinal cannabis would be recognized at a point in time when control over the goods have been transferred to the customer. The Company transfers control and satisfies its performance obligation upon delivery and acceptance by the customer, which is consistent with the Company’s current revenue recognition policy under IAS 18.

Referral revenue earned from Licensed Producers through CanvasRx would be recognized over a period of time as the referred patients remain active with the Licensed Producers. This is consistent with the Company’s current revenue recognition policy under IAS 18 where revenue is recognized on a monthly basis over a specified period of time that the referred patient remains an active purchaser of medical cannabis with the Licensed Producer.

Based on the Company’s preliminary assessment, the adoption of this new standard is not expected to have a material impact on its consolidated financial statements.

(iv)	IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard will be effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial adoption of IFRS 16. The Company is assessing the impact of this new standard on its consolidated financial statements.

3.	Short-term Investments

Short-term investments consist of an aggregate of $908 in guaranteed investment certificates (“GIC”) with maturity dates between of October 29, 2018 and November 7, 2018, bearing annual interest rates ranging from prime rate less 2.25% .

Of these GICs, $397 are restricted and held as security against the Company’s corporate credit cards.

4.	Accounts Receivable

	December 31, 2017	June 30, 2017
	$	$
Trade receivables	3,007	1,346
GST recoverable	3,984	966
	6,991	2,312

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

5.	Investments

The Company held the following investments as at December 31, 2017:

Financial asset hierarchy level	Level 3		Level 1			Level 3
	Convertible
Financial asset	Debenture		Marketable Securities (“MS”)			Derivatives
	(a)		(b)			(b)
	Radient	Cann Group	CanniMed	Radient	Total MS	Radient
	$	$	$	$	$	$
Investment at cost	2,000	6,627	-	1,023	7,650	306
Unrealized gain recognized at inception	12,564	-	-	1,334	1,334	380
Unrealized gain (losses) on changes in fair value	(3,493)	6,806	-	(945)	5,861	(394)
Balance, June 30, 2017	11,071	13,433	-	1,412	14,845	292
Reclassification to investment in associates (Note 10(b))	-	(25,102)	-	-	(25,102)	-
Additions	-	-	10,171	4,199	14,370	2,083
Unrealized gain recognized at inception	-	-	-	3,700	3,700	1,838
Unrealized gain on changes in fair value	830	11,669	(24)	19,870	31,515	19,122
Conversion of debenture	(11,901)	-	-	7,571	7,571	4,330
Exercise of warrants	-	-	-	29,501	29,501	(23,723)
Balance, December 31, 2017	-	-	10,147	66,253	76,400	3,942

The Company held the following number of marketable securities and warrant derivatives as at December 31, 2017:

	Marketable Securities			Derivatives
	Cann Group	CanniMed	Radient	Radient
	(b)(i)	(b)(ii)	(b)(iii)	(a), (b)(iii)
	#	#	#	#
Balance, June 30, 2016	-	-	-	-
Additions	21,562,314	-	2,881,967	1,493,067
Balance, June 30, 2017	21,562,314	-	2,881,967	1,493,067
Reclassification to investment in associates (Note 10(b))	(21,562,314)	-	-	-
Additions	-	450,000	4,619,429	4,619,429
Conversion of debenture	-	-	14,285,714	14,285,714
Exercise of warrants	-	-	15,856,321	(15,856,321)
Balance, December 31, 2017	-	450,000	37,643,431	4,541,889

(a)	Convertible debenture

ACE signed a Memorandum of Understanding (“MOU”) with Radient dated December 13, 2016, to evaluate an exclusive partnership for the joint development and commercialization of standardized cannabinoid extracts.

Pursuant to the terms of the MOU, on February 13, 2017, the Company purchased a $2,000 unsecured 10% convertible debenture of Radient, convertible into units at $0.14 per unit. Each unit consisted of one common share and one warrant exercisable at a price of $0.33 per share expiring February 13, 2019. The debenture had a term of 2 years and was subject to a mandatory conversion if after 5 months from the date of issuance the volume weighted average price (“VWAP”) of Radient’s shares is equal to or greater than $0.40 for 10 consecutive days. The Company received a financing commission of $40.

The Company recognized an unrealized gain on the debenture at inception of $12,564 which was being amortized over two years. The fair value of the debenture at June 30, 2017 of $11,071 was estimated by measuring the fair value of the shares receivable on conversion at a quoted market price of $0.49 (inception - $0.61) and the warrants receivable on conversion using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.10% (inception – 0.75%); dividend yield of 0% (inception – 0%); stock price volatility of 99.05% (inception – 102.52%), and an expected life of 1.65 years (inception – 2 years).

On May 13, 2017, the Company received 104,167 units of Radient for its interest payment of $50 (Note 5(b)(iii)).

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

5.	Investments (Continued)

(a)	Convertible debenture (continued)

On July 28, 2017, the Company received 14,285,714 units of Radient pursuant to the mandatory conversion of the debenture related to the VWAP. Additionally, the Company received 77,540 units of Radient for its final interest payment of $41 (Note 5(b)(iii)).

On conversion, the fair value of the debenture of $11,901 was estimated by measuring the fair value of the shares at a quoted market price of $0.53 and the warrants using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.31%; dividend yield of 0%; stock price volatility of 91.53%; and an expected life of 1.57 years. The Company recognized an unrealized gain of $830 on the debentures and fully amortized the remaining deferred inception gain balance of $6,107 on the shares. Note 5(b)(iii)

(b)	Marketable securities and derivatives

(i)	Cann Group

On April 25, 2017, the Company subscribed to the initial public offering of Cann Group on the Australian Stock Exchange for 21,562,314 fully paid ordinary shares at a price of A$0.30 per share for a total investment of $6,627 (A$6,469).

On December 11, 2017, the Company subscribed to an additional 7,200,000 ordinary shares of Cann Group at A$2.50 per share for a total investment of $17,577 (A$18,000). Upon closing of the investment, the Company obtained significant influence in Cann Group, and the investment was accounted for under the equity method. As a result, the cost of investment was reclassified to investment in associates (Note 10(b)), and the cumulative unrealized gains on changes in fair value of marketable securities of $18,939 and foreign exchange losses of $464 were reversed from comprehensive income.

(ii)	CanniMed

On November 24, 2017, the Company formally commenced the offer to purchase all of the issued and outstanding common shares of CanniMed (the “Offer”). CanniMed shareholders will receive for each CanniMed share, 4.53 shares of Aurora based on a 20-day VWAP, subject to a maximum of $24 in Aurora shares. The Offer is subject to, among other things, the receipt of 66 2/3% of the shares of CanniMed validly tendered to the Offer and not withdrawn. Results of the takeover offer is expected on March 9, 2018.

Subsequent to December 31, 2017, the Company made a new offer as described in Note 25(f).

Pursuant to the Offer, the Company may purchase up to 5% of the outstanding shares of CanniMed on the open market. On December 29, 2017, the Company purchased an aggregate of 450,000 common shares of CanniMed at an average price of $22.60 per share for a total cost of $10,171. At December 31, 2017, the shares had a fair value of $10,147 based on a quoted market price of $22.55 per share. During the three and six months ended December 31, 2017, the Company recorded an unrealized loss on changes in fair value of these marketable securities of $24 and $24, respectively, in other comprehensive income.

Subsequent to December 31, 2017, the Company purchased an additional 250,600 shares of CanniMed at an average price of $23.04 per share for a total cost of $5,973.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

5.	Investments (Continued)

(b)	Marketable securities and derivatives (continued)

(iii)	Radient

The Company acquired the following securities of Radient:

Date	Transactions	Shares (#)	Warrants (#)	Cost ($)
March 9, 2017	Private placement of units @ $0.45 per unit(1) (6)	2,777,800	1,388,900	1,250
May 13, 2017	Convertible debenture interests (Note 5(a)) (2) (6)	104,167	104,167	50
July 28, 2017	Convertible debenture interests (Note 5(a)) (3) (6)	77,540	77,540	41
July 28 2017	Debentures converted (Note 5(a)) (4) (6)	14,285,714	14,285,714	2,000
Dec. 11, 2017	Private placement of units @ $1.37 per unit(5)	4,541,889	4,541,889	6,222
		21,787,110	20,398,210	9,563

(1)	The warrants have an exercise price of $0.70 per share expiring March 9, 2019.
(2)	The warrants have an exercise price of $0.48 per share expiring February 13, 2019.
(3)	The warrants have an exercise price of $0.53 per share expiring February 13, 2019.
(4)	The warrants have an exercise price of $0.33 per share expiring February 13, 2019.
(5)	The warrants have an exercise price of $1.71 per share expiring December 11, 2019.
(6)	Exercised into common shares on December 11, 2017.

On December 11, 2017, the Company exercised an aggregate of 15,856,321 warrants of Radient for a total cost of $5,777. On exercise, the aggregate fair value of the warrants of $23,723 was estimated using the Black-Scholes pricing model with the following weighted average assumptions: risk-free interest rate of 1.49%; dividend yield of 0%; stock price volatility of 96.70%; and an expected life of 1.19 years. During the three and six months ended December 31, 2017, the Company recorded unrealized gains on changes in fair value of these derivatives of $22,786 and $19,083, respectively, (2016 - $nil) and fully amortized the remaining deferred inception gain of $3,856 and $4,421, respectively, related to the 15,856,321 warrants exercised.

At December 31, 2017, the fair value of the 37,643,431 common shares of $66,253 was based on a quoted market price of $1.76 per share and the fair value of the 4,541,889 warrants of $3,942 was estimated using the Black-Scholes pricing model with the following weighted average assumptions: risk-free interest rate of 1.66%; dividend yield of 0%; stock price volatility of 91.63%; and an expected life of 1.95 years. During the three and six months ended December 31, 2017, the Company recognized unrealized gains on changes in fair value of these marketable securities of $3,700 and $3,700 respectively (2016 - $nil) and derivatives of $22,786 and $23,603 respectively (2016 - $nil).

As at June 30, 2017, the Company held an aggregate of 2,881,9674 common shares and 1,493,0677 warrants. At June 30, 2017, the $1,412 fair value of these shares was based on a quoted market price of $0.49 per share (inception - $0.83) and the $292 fair value of the warrants was estimated using the Black-Scholes pricing model with the following weighted average assumptions: risk-free interest rate of 1.10% (inception – 0.83%); dividend yield of 0% (inception – 0%); stock price volatility of 99.05% (inception – 101.82%); and an expected life of 1.69 years (inception – 1.98 years).

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

6.	Inventory

	Capitalized	Biological asset	Carrying
	cost	fair value adjustment	value
	$	$	$

Harvested cannabis - finished goods	4,555	4,584	9,139

Cannabis oils
Work-in-process	567	893	1,460
Finished goods	247	356	603
	814	1,249	2,063

Supplies and consumables	252	-	252

Home cultivation systems
Raw materials	309	-	309
Work-in-process	247	-	247
Finished goods	92	-	92
	648	-	648
Hemp seed food products
Raw materials	568	325	893
Work-in-process	158	82	240
Finished goods	1,429	646	2,075
	2,155	1,053	3,208
Balance, December 31, 2017	9,477	5,833	15,310

	Capitalized	Biological asset	Carrying
	cost	fair value adjustment	value
	$	$	$
Harvested cannabis
Work-in-process	304	373	677
Finished goods	2,332	2,836	5,168
	2,636	3,209	5,845
Cannabis oils
Work-in process	342	790	1,132
Finished goods	147	397	544
	489	1,187	1,676
Supplies and consumables	182	-	182
Balance, June 30, 2017	3,307	4,396	7,703

During the three and six months ended December 31, 2017, inventory recognized as an expense in cost of goods sold amounted to $4,837 and $7,909, respectively ($2,436 and $4,613 during the three and size months ended December 31, 2016).

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

7.	Biological Assets

The Company’s biological assets consist of seeds and cannabis plants. The changes in the carrying value of biological assets are as follows:

$
Balance at June 30, 2016	1,845
Changes in fair value less cost to sell due to biological transformation	22,772
Transferred to inventory upon harvest	(20,529)
Balance at June 30, 2017	4,088
Production costs capitalized	1,204
Changes in fair value less cost to sell due to biological transformation	9,844
Transferred to inventory upon harvest	(9,265)
Balance at December 31, 2017	5,871

The average grow cycle of plants up to the point of harvest is approximately twelve weeks. Plants not in production are valued at the fair market value less costs to sell. Plants in production are plants that are in the flowering stage and are valued at fair value less cost to complete and cost to sell, where fair value represents the Company’s selling price per gram of dried cannabis. As of December 31, 2017, the fair value less cost to complete and cost to sell was determined to be $7.15 per gram (June 30, 2017 - $6.52 per gram).

8.	Promissory Notes Receivable

(a)

Pursuant to promissory notes, the Company advanced an aggregate of $2,250 (June 30, 2017 - $750) to Hempco. The notes were secured, bore interest of between 8% to 10% per annum and were due on demand. On November 15, 2017, the loans and accrued interest were repaid and applied towards the Company’s private placement subscription in Hempco (Note 11(e)).

(b)

On September 26, 2017, the Company entered into a loan agreement with H2 Biopharma Inc. (“H2”) in the principal amount of $3,000. The loan is secured, bears interest at 12% per annum, and was receivable on demand after November 2, 2017. On November 30, 2017, the Company acquired a 100% interest in H2. The loan remains outstanding and is eliminated on consolidation. (Note 11(f))

(c)

Aggregate promissory notes of $716 (June 30, 2017 - $472) issued to BCNL and UCI were secured, receivable on demand and bore interest at 8% per annum. On September 29, 2017, the Company acquired BCNL and UCI and the loans were applied against the acquisition consideration (Note 11(d)).

9.	Property, Plant and Equipment

			Computer		Production	Finance
	Building &	Construction	Software &	Furniture	& Other	Lease
	Improvements	in progress	Equipment	& Fixtures	Equipment	Equipment	Total
	$	$	$	$	$	$	$
Cost
Balance, June 30, 2016	10,831	-	444	109	1,020	-	12,404
Additions	1,944	26,571	398	149	778	544	30,384
Additions from business combinations	4,407	-	63	34	364	-	4,868
Disposals	-	-	-	-	(12)	-	(12)
Balance, June 30, 2017	17,182	26,571	905	292	2,150	544	47,644
Additions	4,140	52,481	519	2,035	2,444	-	61,619
Additions from business combinations	715	7,969	14	5	2,292	-	10,995
Foreign currency translation	-	-	4	-	-	-	4
Balance, December 31, 2017	22,037	87,021	1,442	2,332	6,886	544	120,262

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

9.	Property, Plant and Equipment (Continued)

			Computer		Production	Finance
	Building &	Construction	Software &	Furniture	& Other	Lease
	Improvements	In Progress	Equipment	& Fixtures	Equipment	Equipment	Total
	$	$	$	$	$	$	$
Accumulated Depreciation
Balance, June 30, 2016	616	-	162	19	237	-	1,034
Depreciation	438	-	221	40	351	39	1,089
Disposals	-	-	-	-	(2)	-	(2)
Balance, June 30, 2017	1,054	-	383	59	586	39	2,121
Depreciation	256	-	179	101	311	39	886
Foreign currency translation	-	-	4	-	-	-	4
Balance, December 31, 2017	1,310	-	566	160	897	78	3,011

Net Book Value
June 30, 2017	16,128	26,571	522	233	1,564	505	45,523
December 31, 2017	20,727	87,021	876	2,172	5,989	466	117,251

The Company is constructing an 800,000 square foot production facility at the Edmonton International Airport (“EIA”). As at December 31, 2017, costs related to the construction of this facility were capitalized as construction in progress and not amortized. Amortization will commence when construction is completed and the facility is available for its intended use.

During the three and six months ended December 31, 2017, $1,308 and $2,554 (three and six months ended December 31, 2016 - $Nil and $Nil) in borrowing costs were capitalized to construction in progress at a weighted average rate of 20% and 21%, respectively (three and six months ended December 31, 2016 - Nil% and Nil%).

10.	Investments in Associates and Joint Venture

The investments in associates and joint venture consist of:

	December 31, 2017	June 30, 2017
	$	$
Australis Holdings LLP	-	-
Cann Group Limited	24,152	-
	24,152	-

(a)	Australis Holdings LLP

On April 7, 2015, ACI entered into a Limited Liability Partnership Agreement with AJR Builders Group LLC and formed Australis Holdings LLP, a Washington Limited Liability Partnership. Each of ACI and AJR holds a 50% interest in Australis Holdings.

Australis Holdings purchased two parcels of land in 2015 totaling approximately 24.5 acres (the “Property”) in Whatcom county, Washington for USD$2,300, with the initial intention to construct a new cannabis production and processing facility. The Company subsequently decided not to move forward with US cannabis production and listed the land for sale.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

10.	Investments in Associates and Joint Venture (Continued)

(a)	Australis Holdings LLP (continued)

Pursuant to a promissory note dated April 10, 2015, the Company through ACI loaned $1,645 to Australis Holdings to fund the purchase of the Property. The note bears interest at a rate of 5% per annum and had an original maturity date of October 31, 2017 which was extended to October 31, 2018. In the event of a default, interest will be charged at 12% per annum. The note is secured by a first mortgage on one parcel of the Property and a second mortgage on the other title as well as a general security agreement granting ACI security over all present and after acquired property of Australis Holdings.

During the three and six months ended December 31, 2017, the Company accrued interest of $10 and $21 respectively (three and six months ended December 31, 2016 - $10 and $21) related to this loan.

Included in loans receivable are advances of $1,627 to Australis Holdings. The advances are unsecured, non-interest bearing and have no fixed terms of repayment.

The following table summarizes the financial information of Australis Holdings:

Statement of Financial Position:

	December 31, 2017	June 30, 2017
	US$	US$
Current assets	3	107
Non-current assets	2,300	2,300
Current liabilities	(1,266)	(283)
Non-current liabilities	(1,477)	(2,415)
Net assets (100%)	(440)	(291)

Statement of Loss and Comprehensive Loss

Net loss and comprehensive loss (100%)	149	138

(b)	Cann Group

	December 31, 2017	June 30, 2017
	$	$
Investment at cost	24,204	-
Income (loss) recognized on investment	(52)	-
Ending balance	24,152	-

As of December 31, 2017, the Company’s accounted for its investment in Cann Group under the equity method. (Note 5(b)(i))

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

10.	Investments in Associates and Joint Jenture (Continued)

(b)	Cann Group (continued)

The following table summarizes the financial information of Cann Group as at December 31, 2017, based on publicly available financial information:

December 31, 2017
AUS $
Current assets	67,196
Non-current assets	3,546
Current liabilities	(1,149)
Non-current liabilities	(18)
Net assets (100%)	69,575

One month ended
December 31, 2017
Net loss and comprehensive loss (100%)	(244)

The following table summarizes the carrying amount of the Company’s interest in Cann Group as at December 31, 2017:

December 31, 2017
Company’s share (%)	21.8%
$
Share of net assets	15,179
Goodwill	9,025
Share of net loss and comprehensive loss	(52)
24,152

Based on its closing share price of A$2.74 on December 31, 2017, the Cann Group shares held by Aurora have a fair value of approximately $77,240.

11.	Acquisitions

(a)	CanvasRx

On August 17, 2016, the Company completed the acquisition of all of the issued and outstanding shares of CanvasRx pursuant to a Share Purchase Agreement (the “Agreement”) dated August 9, 2016, as amended and restated on August 16, 2016 (the “Acquisition”) for a total consideration of $37,127. CanvasRx is a counseling and outreach service provider with over 24 physical locations in the provinces of Ontario and Alberta, Canada. The transaction was accounted for as a business combination.

$
Consideration
Cash paid at closing	1,575
Performance milestones achieved related to patients 17,875,000 common shares issued	11,440
Cash paid	1,575
Loan to CanvasRx	450
CanvasRx transaction expenses	250
Other liabilities assumed	18
Contingent consideration (1)	21,819
37,127

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

11.	Acquisitions

(a)	CanvasRx (continued)

(1)

Contingent consideration represents the estimated discounted value of the $26,750 gross consideration to be paid out over a 20-month period on achievement of future performance milestones related to new counseling rooms opened, patient accruals and revenue targets.

This consideration may be satisfied, at the Company’s sole discretion, in cash or common shares at a 15% discount to the market price at the date of issuance, unless the market price of the Company’s share is $0.47 or below, at which point the consideration is convertible into a fixed number of shares. In any case, the issuance of the Company’s shares should not result in former CanvasRx shareholders accumulating 50% or more of the Company’s shares. If the consideration payments cannot be satisfied in cash and the issuance of shares would result in the former shareholders of CanvasRx accumulating 50% or more of the Company’s shares, a convertible debenture will be issued.

During the year ended June 30, 2017, certain patient and counselling room performance milestones were achieved, and the Company paid $2,608 and issued 2,926,103 shares at $2.074 per share to the former shareholders of CanvasRx.

During the six months ended December 31, 2017, the Company issued 5,016,293 shares at weighted average price of $2.32 per share for patient, counselling rooms and revenue milestones achieved.

All common shares issued were accounted for at fair value at the dates of issuance.

The purchase price was allocated as follows:

$
Net liabilities acquired	(797)
Intangible asset – customer relationships	4,250
Deferred tax liability	(836)
Goodwill	34,510
37,127

Goodwill recognized from the acquisition represents the expected benefit of future market share, revenue growth, and other intangibles that do not qualify for separate recognition including brand name and assembled workforce. None of the goodwill arising on this acquisition is deductible for tax purposes.

The Company is indemnified from any tax liability arising from pre-acquisition transactions of CanvasRx through adjustments to the purchase consideration.

The customer relationships are amortized on a straight-line basis over a period of 7 years. The Company recorded amortization of $152 and $569 for the three and six months ended December 31, 2017.

Fair values of the net liabilities acquired included the following:

$
Sales tax receivable	39
Accounts receivable	212
251

Accounts payable and accrued liabilities	109
Deferred revenue	939
1,048
(797)

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

11.	Acquisitions (Continued)

(a)	CanvasRx (continued)

Net cash outflow on the Acquisition is as follows:

$
Cash consideration	3,400
Add: bank overdraft	18
3,418

During the six months ended December 31, 2017, acquisition costs of $284 (2016 - $165) related to certain post-closing and contingent consideration costs were excluded from the consideration transferred and were recognized as an expense in the current period.

For the year ended June 30, 2017, CanvasRx accounted for $1,702 in net loss since August 17, 2016. This amount included revenues of $2,145. If the acquisition had been completed on July 1, 2016, the Company estimates it would have recorded an increase of $159 in revenues and an increase of $920 in net loss.

During the six months ended December 31, 2017, CanvasRx accounted for $1,808 in revenues and $1,191 in net loss.

(b)	Peloton (“Aurora Vie”)

On April 28, 2017, the Company, through its wholly-owned subsidiary, 10094595 Canada Inc., acquired 100% of the net assets of Peloton, a late-stage ACMPR applicant, out of bankruptcy protection. The transaction was accounted for as an asset acquisition.

The Company acquired all of the common shares of Peloton for a total consideration of $9,733 consisting of:

$
573,707 common shares	1,486
Cash	5,156
Trustee, legal fees and other acquisition costs	2,186
Acquisition related costs - 325,518 common shares	905
9,733

The allocation of the consideration to the fair value of the net assets acquired at the date of acquisition is as follows:

$
Building	4,401
Office, furniture and equipment	445
Intangible asset – ACMPR license application	4,887
9,733

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

11.	Acquisitions (Continued)

(b)	Peloton (“Aurora Vie”) (continued)

In October 2017, the Company completed construction of the former Peloton 40,000 square foot cannabis production facility located in Pointe Claire, Quebec. The facility, to be known as Aurora Vie, received its cultivation license from Health Canada on October 27, 2017. Upon receipt of the ACMPR license to sell, the intangible asset will be amortized on a straight-line basis over the useful life of the facility or lease term.

The total consideration is subject to change pending settlement of all claims with the previous creditors by the bankruptcy trustee.

(c)	Pedanios

In May 2017, the Company completed the acquisition of Pedanios, a registered wholesale importer, exporter and distributor of medical cannabis in Germany. The Company acquired all of the issued and outstanding shares of Pedanios for a total consideration of $23,728. The transaction was accounted for as a business combination.

Consideration	$
Cash paid at closing (€2,000)	3,019
8,316,782 common shares issued	20,709
23,728

The purchase price was allocated as follows:

$
Net assets acquired	1,184
Intangible assets – permits and licenses	22,544
Goodwill	6,590
Deferred tax liability	(6,590)
23,728

Goodwill reflects the deferred income tax liability recognized for all taxable temporary differences. None of the goodwill arising on this acquisition is deductible for tax purposes. The permits and licenses are classified as indefinite life intangible assets and are not amortized but are tested for impairment on an annual basis.

Fair values of the net assets acquired included the following:

$
Cash	743
Trade receivables	358
Inventories	328
Prepaid expenses and deposits	6
Equipment	13
1,448
Accounts payables and accrued liabilities	264
1,184

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

11.	Acquisitions (Continued)

(c)	Pedanios (continued)

Net cash outflow on the Acquisition is as follows:

$
Cash consideration	3,019
Less: cash acquired	743
2,276

During the six months ended December 31, 2017, acquisition costs of $28 (2016 - $nil) related to certain post-closing and contingent consideration costs were excluded from the consideration transferred and were recognized as an expense in the current period.

For the year ended June 30, 2017, Pedanios accounted for $294 in net loss since May 30, 2017. This amount included revenues of $439. If the acquisition had been completed on July 1, 2016, the Company estimates it would have recorded an increase of $1,699 in revenues and an increase of $19 in net loss.

For the six months ended December 31, 2017, Pedanios accounted for $3,718 in revenues and $647 in net income.

(d)	BC Northern Lights and Urban Cultivator Inc.

On September 29, 2017, the Company completed the acquisition of BCNL and UCI. BCNL is in the business of production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis and UCI is in the business of production and sale of state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home kitchens. The Company acquired all of the issued and outstanding shares of BCNL and UCI for aggregate consideration of $5,513. The transaction was accounted for as a business combination.

$
Consideration
Cash	4,010
89,107 common shares	248
89,107 warrants (1)	136
Contingent consideration (2)	1,119
5,513

(1)	The warrants are exercisable at $2.8056 per share until September 29, 2020.
(2)

Contingent consideration represents the estimated fair value of the $4,000 gross consideration to be paid over a period of three years on achievement of future performance milestones related to aggregate earnings before interest, taxes, depreciation and amortization (“EBITDA”). The consideration may be paid in cash or common shares.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

11.	Acquisitions (Continued)

(d)	BC Northern Lights and Urban Cultivator Inc. (continued)

The purchase price was allocated as follows:

$
Net assets acquired	680
Intangible assets
Customer relationships	105
Brand	655
Assembled workforce	65
Design patent	521
Goodwill	3,664
Deferred tax liability	(177)
5,513

Goodwill represents expected synergies, future growth and other intangibles that do not qualify for separate recognition, as well as the deferred income tax liability recognized for all taxable temporary differences. None of the goodwill arising on this acquisition is deductible for tax purposes.

Fair values of the net assets acquired included the following:

$
Cash	138
Trade receivables	279
Other receivables	115
Inventories	874
Prepaid expenses and deposits	55
Equipment	149

Accounts payables and accrued liabilities	844
Deferred revenues	86
680

The gross contractual amount for trade receivables is $389, of which $110 is expected to be uncollectible.

Net cash outflow on acquisition of BCNL and UCI is as follows:

$
Cash consideration	4,010
Less: cash acquired	138
3,872

During the six months ended December 31, 2017, acquisition related costs of $37 were excluded from the consideration transferred and recognized as an expense in the current period.

For the six months ended December 31, 2017, BCNL and UCI accounted for $796 in net loss since September 29, 2017. This amount included revenues of $777. If the acquisition had been completed on July 1, 2017, the Company estimates it would have recorded an increase of $1,062 in revenues and an increase of $41 in net loss.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

11.	Acquisitions (Continued)

(e)	Hempco Food and Fiber Inc.

On November 14, 2017, the Company acquired a 22.3% ownership interest in Hempco by subscribing to its private placement of 10,558,676 units at $0.3075 per unit for gross proceeds of $3,247. Each unit consisted of one common share and one warrant exercisable at $0.41 per share for a period of two years, subject to accelerated expiry if Hempco’s shares trade at or above a VWAP of $0.65 for any 30-day period.

Hempco, a Canadian public company listed on the TSX Venture Exchange, is a producer of industrial hemp products and is developing hemp foods, hemp fiber and hemp nutraceuticals.

The Company also entered into a call option agreement to acquire up to an aggregate of 10,754,942 shares from the majority owners of Hempco, which, upon exercise, would bring the Company’s total ownership interest in Hempco to over 50.1% on a fully diluted basis. As a result, due primarily to potential voting rights, the Company has control over Hempco, and the results of Hempco have been consolidated in these financial statements. The non-controlling interest recognized at the acquisition date was recorded at its proportionate share of Hempco’s fair value of identifiable net assets.

$
Consideration
Cash paid at closing	946
Loans repayment (Note 8(a))	2,301
3,247

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

$
Cash	908
Trade receivables	286
Other receivables	1,102
Short-term investments	511
Inventories	2,606
Prepaid expenses and deposits	178
Equipment	2,876

Accounts payables and accrued liabilities	968
7,499

The gross contractual amount for trade receivables is $318, of which $32 is expected to be uncollectible.

The goodwill arising on the acquisition is as follows:

$
Consideration transferred	3,247
Non-controlling interest (77.7%)	6,503
Net assets	(7,499)
Goodwill	2,251

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

11.	Acquisitions (Continued)

(e)	Hempco Food and Fiber Inc. (continued)

Goodwill represents estimated future income, synergies and other intangibles that do not qualify for separate recognition. None the goodwill arising on this acquisition is deductible for tax purposes.

Net cash outflow on acquisition of Hempco is as follows:

$
Cash consideration	3,247
Less: cash acquired	(908)
2,339

During the six months ended December 31, 2017, acquisition related costs of $49 have been excluded from the consideration transferred and have been recognized as an expense in the current period.

For the six months ended December 31, 2017, Hempco accounted for $470 in net loss since November 14, 2017. This amount included revenues of $276. If the acquisition had been completed on July 1, 2017, the Company estimates that it would have recorded an increase of $305 in revenues and an increase of $320 in net loss based on its 22.3% interest in Hempco.

Non-controlling interest

$
Balance, June 30, 2016	-
Non-controlling interests arising on acquisition of Hempco	3,472
Non-controlling interests relating to outstanding Hempco vested share options and warrants (1)	3,030
Non-controlling interests relating to reserves on exercised Hempco share options and warrants (1)	818
Share of profit (loss) for the period	(527)
Balance, December 31, 2017	6,793

(1)

As at the acquisition date of November 14, 2017, directors, officers, employees and consultants of Hempco held options to purchase 2,851,000 common shares of Hempco which expire between April 2019 and April 2022. 777,917 of the outstanding stock options had vested at the date of acquisition.

Hempco also had 2,505,120 warrants outstanding exercisable into common shares which expire between November 2017 and March 2019.

$3,030 represents the market-based measure of these vested options and warrants in accordance with IFRS at the date of acquisition. During the three months ended December 31, 2017, the Company recognized $364 share-based compensation for Hempco’s stock options vested during the period from the date of acquisition.

During the three months ended December 31, 2017, 368,000 stock options and 1,792,275 warrants were exercised into common shares of Hempco. Accordingly, the Company recognized stock option reserves of $157 of which, $123 was allocated to non-controlling interest, and warrant reserves of $882 of which, $694 was allocated to non- controlling interest.

The purchase price allocation is based on management’s preliminary assessment of the fair value of the assets acquired and liabilities assumed at the date of acquisition and is subject to change.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

11.	Acquisitions (Continued)

(f)	H2 Biopharma Inc.

On November 30, 2017, the Company acquired 100% of the net assets of H2. H2 is currently completing a state-of-the-art, purpose-built 48,000 square foot cannabis production facility which upon completion is projected to produce approximately 4,500 kilograms of high-quality cannabis per annum. The facility is located on 46 acres of land with significant expansion potential which H2 has the right to acquire for $136. The transaction was accounted for as an asset acquisition.

The Company acquired all of the common shares of H2 for a total consideration of $30,650 consisting of:

$
Consideration
1,910,339 common shares	15,283
Contingent consideration (1)	14,957
Acquisition costs	410
30,650

(1)

Contingent consideration payable of $14,957 represents the discounted value of the $15,028 gross consideration to be paid out over a five-year period on achievement of future performance milestones related to completing the construction of the facility and obtaining the relevant licenses to cultivate and sell cannabis. This consideration is to be paid in common shares based on the VWAP of the Company’s shares for the last five trading days immediately prior to the Company confirming that the particular milestone has been achieved. On closing, the Company issued and deposited 2,878,934 common shares into escrow for the contingent consideration (Note 15(c)).

The allocation of the consideration to the fair value of the net assets acquired and liabilities assumed at the date of acquisition is as follows:

$
Cash	205
Taxes receivable	369
Accounts payable and accrued liabilities	(2,167)
Loan from Aurora	(3,000)
Deferred tax liability	(9,129)
(13,722)

Building under construction	8,304
Late-stage production license	26,345
Future expansion permit	594
Goodwill	9,129
30,650

Goodwill reflects the deferred income tax liability recognized for all taxable temporary differences. None of the goodwill arising on this acquisition is deductible for tax purposes.

The purchase price allocation is based on management’s preliminary assessment of the fair value of the assets acquired and liabilities assumed at the date of acquisition and is subject to change.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

11.	Acquisitions (Continued)

(g)	Larssen Ltd.

On December 4, 2017, the Company, through its wholly-owned subsidiary, Aurora Larssen, completed the acquisition of Larssen, a Canadian company that provides consulting on the design, engineering and construction oversight for advanced greenhouse cultivation facilities. The Company acquired all of the issued and outstanding shares of Larssen for aggregate consideration of $9,724. The transaction was accounted for as a business combination.

$
Consideration
Cash paid at closing	3,500
Future cash consideration payable (1)	3,057
Contingent consideration (2)	3,167
9,724

(1)	Future cash consideration payable represents the estimated discounted value of the $4,000 gross consideration to be paid out on the first and second anniversaries of the acquisition date.

(2)

Contingent consideration represents the estimated discounted value of the $6,000 gross consideration to be paid out on achievement of future performance milestones related to construction projects completed by Larssen. This consideration can be satisfied in cash or common shares based on the VWAP of the Company’s shares on the TSX for the first five trading days of the next calendar year when a milestone is met.

As of the acquisition date, Larssen had net assets of $nil. The purchase price was allocated as follows:

$
Net assets acquired	-
Goodwill	9,724
9,724

Goodwill represents expected operational synergies, estimated future income and other intangibles that do not qualify for separate recognition including intellectual capital, brand name and assembled workforce. The Company estimates $Nil goodwill to be deductible for tax purposes.

Net cash outflow on acquisition of Larssen is as follows:

$
Cash consideration	9,724
Less: cash acquired	-
9,724

During the six months ended December 31, 2017, acquisition related costs of $30 have been excluded from the consideration transferred and have been recognized as an expense in the current period.

The acquisition did not have a material impact to either the consolidated revenues or the consolidated net income for the six months ended December 31, 2017.

Management continues to work on refinement of the estimate of the contingent consideration, and the related amounts are subject to change. The purchase price allocation relating to the acquisition is not yet finalized and the allocation of the price to the various assets acquired is subject to change.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

12.	Intangible Assets and Goodwill

A continuity of the intangible assets for the six months ended December 31, 2017 is as follows:

	Balance at	Acquisition		Balance at
	June 30, 2017	Additions	Amortization	Dec 31, 2017
	$	$	$	$
Cost
Customer relationships (Note 11(a)(d))	4,250	105	(569)	3,786
Permits and licenses (Notes 11(b)(c)(f))	26,837	27,688	-	54,525
Brand (Note 11(d))	-	655	-	655
Assembled workforce (Note 11(d))	-	65	-	65
Design patent (Note 11(d))	-	521	-	521
	31,087	29,034	(569)	59,552

A continuity of the intangible assets for the year ended June 30, 2017 is as follows:

	Balance at	Acquisition		Balance at
	June 30, 2016	Additions	Amortization	June 30, 2017
	$	$	$	$
Cost
Customer relationships (Note 11(a))	-	4,250	-	4,250
Permits and licenses (Notes 11(b)(c))	-	26,837	-	26,837
	-	31,087	-	31,087

A continuity of the goodwill for the six months ended December 31, 2017 is as follows:

	Balance at			Balance at
	June 30,	Acquisition		December 31,
	2017	Additions	Impairment	2017
	$	$	$	$
CanvasRx (Note 11(a))	34,510	-	-	34,510
Pedanios (Note 11(c))	6,590	-	-	6,590
BCNL / UCI (Note 11(d))	-	3,664	-	3,664
Hempco (Note 11(e))	-	2,251	-	2,251
H2 Biopharma (Note 11(f))	-	9,129	-	9,129
Larssen (Note 11(g))	-	9,724	-	9,724
	41,100	24,768	-	65,868

A continuity of the goodwill for the year ended June 30, 2017 is as follows:

	Balance at			Balance at
	June 30,	Acquisition		June 30,
	2016	Additions	Impairment	2017
	$	$	$	$
CanvasRx (Note 11(a))	-	34,510	-	34,510
Pedanios (Note 11(c))	-	6,590	-	6,590
	-	41,100	-	41,100

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

13.	Finance Lease

The Company entered into finance lease agreements related to three production equipment transactions totaling $543, of which down payments of $169 were made. The finance leases are repayable over a period of 4 to 5 years expiring January 2021 and December 2021.

	December 31, 2017	June 30, 2017
	$	$
Less than 1 year	108	108
Between 1 and 4 years	290	344
Total minimum lease payments (Note 23(b)(ii))	398	452
Less: amount representing interest at approximately 8.19% to 20.26%	(81)	(101)
Present value of minimum lease payments	317	351
Less: current portion	(73)	(69)
	244	282

14.	Convertible Notes

	(a)	(b)	Total
	$	$	$
Balance, June 30, 2016	-	-	1,281
Issued	75,000	25,000	115,000
Equity portion	(13,209)	(5,271)	(20,587)
Conversion	(122)	(16,745)	(31,607)
Interest paid	(849)	(989)	(1,895)
Financing fees	(2,622)	(899)	(3,490)
Accretion	1,094	1,277	2,729
Accrued interest	875	996	2,105
Balance, June 30, 2017	60,167	3,369	63,536
Conversion	(63,102)	(3,688)	(66,790)
Interest paid	(2,131)	(148)	(2,279)
Accretion	2,768	218	2,986
Accrued interest	2,298	249	2,547
Balance, December 31, 2017	-	-	-

The liability component of the convertible notes was valued using Company specific interest rates assuming no conversion features existed. The debt component is accreted to its fair value over the term to maturity as a non-cash interest charge and the equity component is presented in convertible notes reserve as a separate component of shareholders’ equity.

(a)

On May 2, 2017, the Company completed a private placement of a two-year unsecured convertible debentures (the “Offering”) in the aggregate principal amount of $75,000. The debentures bore interest at 7% per annum, payable semi-annually. The debentures were convertible into common shares of the Company at a price of $3.29 per share subject to a forced conversion if the VWAP of the Company’s common shares exceed ed $4.94 per share for 10 consecutive trading days. On closing, the Company paid the agent a commission of $2,893 and legal fees and expenses of $289.

On November 16, 2017, the Company elected to exercise its right pursuant to the forced conversion and converted all of the principal amount outstanding of the remaining debentures. During the six months ended December 31, 2017, the Company issued 22,750,747 common shares (2016 – nil shares) on the conversion of $74,850 debentures (2016 - $nil) and paid interest of $2,131 (2016 - $nil) (Note 15(b)(vi)).

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

14.	Convertible Notes (Continued)

(b)

On November 1, 2016, the Company completed a brokered private placement of a two-year unsecured convertible debentures in the aggregate principal amount of $25,000. The debentures bore interest at 8% per annum, payable semi-annually. The principal amount of the debentures was convertible into common shares of the Company at a price of $2.00 per share subject to a forced conversion if the VWAP of the Company’s common shares equaled or exceeded $3.00 per share for 10 consecutive trading days. On closing, the Company paid the Agent a commission of $1,000 and legal fees and expenses of $139.

On November 6, 2017, the Company elected to exercise its right pursuant to the forced conversion and converted all of the principal amount outstanding of the remaining debentures. During the six months ended December 31, 2017, the Company issued 2,310,000 common shares (2016 – nil shares) on the conversion of $4,620 debentures (2016 - $nil) and paid interest of $148 (2016 - $333) (Note 15(b)(vi)).

(c)

On November 28, 2017, the Company completed an offering of 115,000 special warrants at a price of $1,000 per special warrant for gross proceeds of $115,000. Each special warrant was exercisable into a $1,000 principal amount of convertible debentures of the Company following the Company obtaining a receipt from the applicable securities regulatory authorities in Canada for a final short form prospectus qualifying the distribution of the debentures.

On closing of the special warrant offering, the Company paid financing fees of $3,900 comprised of underwriters’ commissions of $3,734, legal fees of $126 and regulatory and transfer agent fees of $166. As at December 31, 2017, $111,009 special warrant subscriptions were received.

Subsequent to December 31, 2017, the special warrants were exercised into a $115,000 principal amount of convertible debentures. The debentures are unsecured, bear interest at 6% per annum and mature on November 28, 2022. The principal amount of the debentures is convertible into common shares of the Company at a price of $6.50 per share subject to a forced conversion if after 4 months and 1 day following closing, the VWAP of the Company’s common shares equals or exceeds $9.00 per share for 10 consecutive trading days.

15.	Share Capital

(a)	Authorized

Unlimited number of common voting shares without par value;
Unlimited number of Class “A” Shares with a par value of $1.00 each; and
Unlimited number of Class “B” Shares with a par value of $5.00 each.

(b)	Issued and outstanding

At December 31, 2017, 469,431,262 common shares (June 30, 2017 – 366,549,244) were issued and fully paid.

On July 13, 2016, the Company entered into an agreement for a drawdown equity facility of up to $5,000 (the “Equity Facility”). Under the Equity Facility, the Company may sell, on a private placement basis, units of the Company of between $100 to $500 per tranche, at a discount of 25% to the market price or such lesser discounts as allowed by the Exchange, over a period of eighteen months. Each unit will consist of one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable into one common share at a 25% premium to the market price for a period of 5 years from the date of issuance. To date, the Company has not drawn down on this Equity Facility. On January 13, 2018, the Equity Facility expired.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

15.	Share Capital (Continued)

(b)	Issued and outstanding (continued)

(i)	On November 30, 2017, the Company issued 4,789,273 shares at a fair value of $30,240 pursuant to the acquisition of H2 (Note 11(f)).

(ii)

On November 29, 2017, the Company issued 127,128 shares at a fair value of $858 pursuant to the exercise of restricted share units granted on September 29, 2017. Non-cash compensation charges of $351 were reclassified from reserves to share capital on the exercise of these units.

(iii)

On November 2, 2017, the Company closed a bought deal financing of 23,000,000 units at a price of $3.00 per unit for gross proceeds of $69,000. Each unit consisted one common share and one warrant exercisable at a price of $4.00 per share for a period of three years. Concurrently, the Company closed a non-brokered private placement of 2,000,000 units for gross proceeds of $6,000 having the same terms as the bought deal financing.

Total cash share issue costs amounted to $6,640 which consisted of underwriters’ commissions of $4,002, underwriters’ expenses of $10, professional fees of $316 and regulatory fees of $26. In addition, the Company issued an aggregate of 1,333,980 compensation warrants to the underwriters at a fair value of $2,286. The compensation warrants are exercisable into one common share at an exercise price of $3.00 per share and expires on February 28, 2019. The fair value of the compensation warrants at the date of grant was estimated at $1.71 per warrant based on the following weighted average assumptions: Stock price volatility – 85.49%; Risk-free interest rate – 1.40%; Dividend yield - 0.00%; and Expected life - 3 years.

(iv)	On September 29, 2017, the Company issued 89,107 shares at a fair value of $248 pursuant to the acquisition of BCNL and UCI. (Note 11(d))

(v)

During the six months ended December 31, 2017, the Company issued 5,016,293 (June 30, 2017 – 2,926,103) common shares with a fair value of $11,656 (June 30, 2017 - $7,408) for contingent consideration. (Note 11(a))

(vi)

During the six months ended December 31, 2017, an aggregate of 25,060,747 (June 30, 2017 - 29,020,319) common shares were issued on the conversion of $79,470 (June 30, 2017 - $37,580) convertible notes. $9,734 (June 30, 2017 - $4,800) was reclassified from reserves to share capital on the conversion of these notes (Note 14(a)(b)).

(vii)

During the six months ended December 31, 2017, 2,312,590 stock options (June 30, 2017 - 2,001,700) were exercised for gross proceeds of $3,771 (June 30, 2017 - $821). Non-cash compensation charges of $2,042 (June 30, 2017 - $578) were reclassified from reserves to share capital on the exercise of these options.

(viii)

During the six months ended December 31, 2017, 38,621,631 (June 30, 2017 - 54,936,306) warrants were exercised for gross proceeds of $118,806 (June 30, 2017 - $26,602). Non-cash compensation charges of $2,723 (June 30, 2017 - $2,046) were reclassified from reserves to share capital on the exercise of these warrants.

(ix)

During the six months ended December 31, 2017, 1,865,249 (June 30, 2017 – 4,084,434) compensation options were exercised for gross proceeds of $4,197 (June 30, 2017 - $1,674). Non-cash compensation charges of $1,854 (June 30, 2017 - $1,292) were reclassified from reserves to share capital on the exercise of these compensation options.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

15.	Share Capital (Continued)

(b)	Issued and outstanding (continued)

(x)	On May 26, 2017, the Company issued 8,316,782 shares at a fair value of $20,709 pursuant to the acquisition of Pedanios (Note 11(c)).

(xi)	In April 2017, the Company issued an aggregate of 899,225 common shares with a fair value of $2,391 pursuant to the acquisition of Peloton. (Note 11(b))

(xii)

On February 28, 2017, the Company closed a brokered private placement of 33,337,500 units at a price of $2.25 per unit for gross proceeds of $75,009. Each unit consisted one common share and one-half of one share purchase warrant of the Company. Each warrant is exercisable into one common share at a price of $3.00 per share for a period of two years, subject to a forced exercise provision if the Company's VWAP equals or exceeds $4.50 for 10 consecutive trading days.

Total cash share issue costs amounted to $4,479 which consisted of underwriters’ commissions of $4,197, underwriters’ expenses of $95, legal fees of $121 and regulatory fees of $66. In addition, the Company issued an aggregate of 1,865,249 compensation warrants to the underwriters at a fair value of $2,782. The compensation warrants have the same terms as the private placement and expire February 28, 2019. The fair value of the compensation warrants at the date of grant was estimated at $0.99 per warrant based on the following weighted average assumptions: Stock price volatility - 79%; Risk-free interest rate - 0.70%; Dividend yield - 0.00%; and Expected life - 2 years.

(xiii)	On August 30, 2016, the Company issued 25,510 common shares to an officer of the Company at a fair value of $13 pursuant to an employment agreement.

(xiv)	On August 17, 2016, 17,875,000 common shares were issued at a fair value of $11,440 pursuant to the acquisition of CanvasRx. (Note 11(a))

(xv)

In conjunction with the acquisition of CanvasRx, the Company completed a brokered private placement of 57,500,000 subscription receipts for aggregate gross proceeds of $23,000 (the “Offering”). Each subscription receipt was converted into units of the Company at a price of $0.40 per unit upon the satisfaction of the conditions precedent to the acquisition. Each unit consisted of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant was exercisable into one common share of the Company at an exercise price of $0.55 per share expiring August 9, 2018. A portion of the net proceeds from the Offering was used to satisfy the cash component of the acquisition.

Total cash share issue costs with respect to the Offering amounted to $1,804 which consisted of agent’s commission of $1,473, agent’s legal, advisory fees and expenses of $219, transfer agent fees of $16 and legal fees of $96. In addition, the Company issued aggregate compensation warrants of 3,775,000 to the agents at a fair value of $1,848. The compensation warrants have the same terms as the private placement and expire August 9, 2018. The fair value of the compensation warrants at the date of grant was estimated at $0.33 per warrant based on the following weighted average assumptions: Stock price volatility - 79%; Risk-free interest rate - 0.70%; Dividend yield - 0.00%; and Expected life - 2 years.

(xvi)

On August 17, 2016, 20,000,000 common shares were issued on achievement of performance milestones pursuant to the reverse take-over of Prescient Mining Corp. completed on December 9, 2014 (the “RTO”). The amount of $2,322 was reclassified from reserves to share capital on the issuance of these shares.

(xvii)	On July 14, 2016, 50,000 common shares were issued at a fair value of $24 for financing fees related to a loan which was settled in the prior year.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

15.	Share Capital (Continued)

(c)	Escrow securities

A summary of the status of the escrowed securities outstanding follows:

	Shares	Warrants
	#	#
Balance, June 30, 2016	29,812,500	9,000,000
Issued (Exercised)	20,000,000	(8,000,000)
Forfeited	-	(1,000,000)
Released	(36,875,000)	-
Balance, June 30, 2017	12,937,500	-
Issued	2,878,934	-
Released	(12,937,500)	-
Balance, December 31, 2017	2,878,934	-

(a)

Pursuant to an escrow agreement dated September 18, 2014, 60,000,000 common shares of the Company were deposited into escrow with respect to the RTO. In addition, warrants at $0.02 per share expiring December 9, 2019 and stock options at $0.001 per share expiring December 1, 2019 were also subject to the escrow agreement. Under the escrow agreement, 10% of the escrowed common shares were released from escrow on December 9, 2014, the date of closing of the RTO, and 15% were released every six months thereafter over a period of 36 months. As of December 31, 2017, all of these shares have been released from escrow.

(b)

Pursuant to an escrow agreement dated November 30, 2017, 2,878,934 common shares of the Company were deposited into escrow with respect to the acquisition of H2 (Note 11(f)). The escrowed common shares are to be released upon achievement of certain milestones relating to the completion of construction of the H2 facility and receipt of relevant licenses to cultivate and sell medical cannabis.

(d)	Share purchase warrants

Each whole warrant entitles the holder to purchase one common share of the Company. A summary of the status of the warrants outstanding follows:

		Weighted average
	Warrants	exercise price
	#	$
Balance, June 30, 2016	28,750,590	0.40
Issued	50,173,466	1.36
Forfeited	(1,000,000)	0.02
Exercised	(54,936,306)	0.48
Balance, June 30, 2017	22,987,750	2.32
Issued	27,355,709	3.91
Exercised	(38,621,631)	3.08
Balance, December 31, 2017	11,721,828	3.55

During the six months ended December 31, 2017, the Company recorded share-based payments of $136 for warrants issued related to the acquisition of BCNL and UCI (Note 11(d)), and share-based payments of $2,286 for broker warrants issued related to the financing (Note 15(b)(iii)), respectively.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

15.	Share Capital (Continued)

(d)	Share purchase warrants (continued)

The following table summarizes the warrants that remain outstanding as at December 31, 2017:

Exercise Price	Warrants	Expiry Date
$	#
0.55	61,500	August 9, 2018
0.55	1,375,375	August 17, 2018
2.81	89,107	September 29, 2020
3.00	216,071	November 2, 2020
4.00	9,979,775	November 2, 2020
	11,721,828

(e)	Compensation options/warrants

Each compensation option/warrant entitles the holder to purchase one common share and one-half of one share purchase warrant of the Company. Each whole warrant is exercisable into one additional common share of the Company for a period of two years. A summary of the status of the compensation options/warrants outstanding follows:

	Compensation	Weighted average
	options/warrants	exercise price
	#	$
Balance, June 30, 2016	309,434	0.53
Issued	5,640,249	1.01
Exercised	(4,084,434)	0.41
Balance, June 30, 2017	1,865,249	2.25
Exercised	(1,865,249)	2.25
Balance, December 31, 2017	-	-

16.	Share-based Compensation

On September 25, 2017, the Board adopted a “rolling maximum” or “evergreen” plan which fixed a maximum number of shares issuable thereunder as 10% of the issued and outstanding securities of the Company. The number of common shares issuable under the Company’s share compensation arrangements including Stock Options and Restricted Stock Units, may not exceed 10% of the total number of issued and outstanding Common Shares.

(a)	Stock options

The Company has an incentive stock option plan, which provides that the Board of Directors may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and consultants, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance under the plan and all other share compensation arrangements of the Company, will not exceed 10% of the issued and outstanding common shares of the Company. A summary of the status of the options outstanding follows:

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

16.	Share-based Compensation (Continued)

(a)	Stock options (continued)

	Stock	Weighted Average
	Options	Exercise Price
	#	$
Balance, June 30, 2016	5,309,834	0.37
Granted	12,170,000	2.21
Exercised	(2,001,700)	0.41
Forfeited	(244,568)	0.74
Balance, June 30, 2017	15,233,566	1.84
Granted	8,650,000	3.99
Exercised	(2,312,590)	1.63
Forfeited	(673,004)	1.27
Balance, December 31, 2017	20,897,972	2.76

The following table summarizes the stock options that remain outstanding as at December 31, 2017:

Exercise Price ($)	Options Outstanding (#)	Expiry Date	Options Exercisable (#)
0.295	50,000	June 2, 2020	50,000
0.295	101,449	August 26, 2020	38,949
0.30	97,400	September 8, 2018	75,178
0.30	240,000	August 10, 2020	152,500
0.30	543,929	August 14, 2020	358,929
0.34	120,000	May 23, 2020	95,000
0.40	350,000	March 10, 2019	350,000
0.46	600,000	May 20, 2021	-
0.55	80,000	February 8, 2021	80,000
0.58	200,000	March 14, 2021	168,750
0.66	14,583	August 8, 2021	-
1.30	1,009,576	September 23, 2021	838,743
2.25	2,100,000	August 25, 2021	1,866,667
2.27	2,500,000	March 22, 2022	625,000
2.39	1,234,167	August 8, 2022	83,750
2.49	2,409,168	May 22, 2022	162,501
2.56	1,912,500	January 19, 2022	600,000
2.76	3,120,200	September 29, 2022	371,450
4.64	2,865,000	November 13, 2022	-
7.00	50,000	December 6, 2022	-
7.00	850,000	December 14, 2022	-
7.10	100,000	December 15, 2022	-
7.03	350,000	December 21, 2022	-
	20,897,972		5,917,417

During the three and six months ended December 31, 2017, the Company recorded aggregate share-based payments of $6,100 and $8,575 respectively (three and six months ended December 31, 2016 - $2,510 and $2,890 respectively) for all stock options granted and vested during the period including Hempco stock options vested from the acquisition date (Note 11(e)).

The fair value of stock options granted during the period was determined using the following weighted average assumptions at the time of grant using the Black-Scholes option pricing model:

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

16.	Share-based Compensation (Continued)

(a)	Stock options (continued)

	2017	2016

Risk-Free Annual Interest Rate	1.48%	0.57%
Expected Annual Dividend Yield	0%	0%
Expected Stock Price Volatility	77.88%	87.0%
Expected Life of Options	2.96 years	2.92 years
Forfeiture rate	5%	5%

Volatility was estimated by using the average historical volatility of the Company and other companies that the Company considers comparable that have trading history and volatility history. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

The weighted average fair value of stock options granted during the six months ended December 31, 2017 was $2.66 (2016 - $1.11) per option. As at December 31, 2017, stock options outstanding have a weighted average remaining contractual life of 4.19 years.

(b)	Restricted Share Units

On September 25, 2017, the Company adopted a restricted share unit (“RSU”) plan for directors, officers, employees and consultants of the Company (“Participants”). Under the terms of the plan, RSU’s are issued to Participants and the shares issued vest over a period of up to three years from the date of grant. Each RSU gives the Participant the right to receive one common share of the Company. The Company has reserved 10,000,000 common shares for issuance under this plan. The fair market value of each RSU granted is calculated on the date of grant based on the closing price of the Company’s shares on the date prior to the grant, and recognized on a straight-line basis over the vesting period.

On September 29, 2017, the Company granted 2,127,128 RSUs to directors, officers, employees and consultants of the Company, of which 127,128 relate to fiscal 2017 and vest immediately. The rest of the RSUs vest annually.

A summary of the status of the RSUs outstanding is as follows:

	Compensation	Weighted average
	options/warrants	exercise price
	#	$
Balance, June 30, 2017	-	-
Issued	2,127,128	2.76
Exercised	(127,128)	8.00
Balance, December 31, 2017	2,000,000	2.76

During the three and six months ended December 31, 2017, the Company recorded share-based payments of $992 and $1,003, respectively for 2,000,000 RSUs granted and vested during the period. Share-based payments of $351 for 127,128 RSUs were accrued during the year ended June 30, 2017.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

16.	Share-based Compensation (Continued)

(b)	Restricted Share Units (continued)

The following table summarizes the RSUs that remain outstanding as at December 31, 2017:

			Weighted Average
RSUs Outstanding	RSUs Vested	Expiry	Price per Share
			$
525,000	133,767	September 29, 2018	2.76
1,475,000	229,631	September 29, 2020	2.76
2,000,000	363,398		2.76

(c)	Employee Share Purchase Plan (ESPP)

On September 25, 2017, the Company adopted an ESPP whereby eligible employees may contribute to the ESPP at least 1% but no more than 10% of their annual gross salary up to a maximum of $10,500, to purchase common shares of the Company in the open market at prevailing market prices. The Company contributes an amount equal to 50% of the employee’s contributions which are expensed as incurred as there are no vesting provisions.

There were no employee and employer contributions during the six months ended December 31, 2017.

17.	General and Administration

	Three months ended		Six months ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$
Professional fees	2,313	696	3,088	1,141
Office and administration	1,763	282	2,611	455
Wages and benefits	3,492	572	4,862	1,001
	7,568	1,550	10,561	2,597

18.	Sales and Marketing

	Three months ended		Six months ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$
Consulting fees	1,696	849	3,138	1,330
Branding, public and media relations, and tradeshows	647	207	1,019	446
Selling and client care expenses	2,003	1,003	3,311	1,632
Wages and benefits	790	352	1,336	573
	5,136	2,411	8,804	3,981

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

19.	Finance and Other Costs

	Three months ended		Six months ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$
Accretion expense	1,146	588	2,985	1,500
Bank charges	34	7	44	13
Financing fees	-	692	-	2,270
Interest expense	480	513	647	1,058
	1,660	1,800	3,676	4,841

20.	Related Party Transactions

(a)	Goods and services

The Company incurred the following transactions with related parties during the six months ended December 31, 2017:

	Three months ended		Six months ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$
Consulting fees paid or accrued to directors of ACE	60	58	113	106
Office, rent and administration paid or accrued to companies owned by directors and officers and a former director of the Company	32	30	62	60
Operational, administrative and service fees paid or accrued pursuant to an agreement between CanvasRx and a company having a director in common with the Company	1,678	845	3,142	1,150
Consulting fees paid to a company owned by an officer of the Company	112	-	279	-
Consulting fees paid to a company controlled by a director of the Company for scientific, research and development services	15	14	30	14
Consulting fees paid to a company controlled by a director of the Company for financial and other advisory services	14	5	19	32
	1,911	952	3,645	1,362

(b)	Compensation of key management personnel

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management team and management directors.

	Three months ended		Six months ended
	December 31,		December 31,
	2017	2016	2017	2016
	$	$	$	$
Management compensation	667	168	1,153	297
Directors’ fees (1)	40	109	89	188
Share-based payments (2)	2,729	1,942	4,711	2,067
	3,436	2,219	5,953	2,552

(1)	Include meeting fees and committee chair fees.
(2)	Share-based payments are the fair value of options granted and vested to key management personnel and directors of the Company under the Company’s stock option plan (Note 16(a)).

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

20.	Related Party Transactions (Continued)

(c)	Related party balances

The following related party amounts were included in (i) accounts receivable, (ii) accounts payable and accrued liabilities, and (iii) note receivable:

		December 31,	June 30,
		2017	2017
		$	$
(i)	A company having a director in common	-	72
(ii)	Companies controlled by directors and officers of the Company (1)	283	76
(ii)	Directors and officers and a former director and officer of the Company (1)	328	565
(iii)	A 50% owned joint venture company (Note 10)	3,384	2,096

(1)	The amounts are unsecured, non-interest bearing and have no specific repayments term.

21.	Commitments and Contingencies

(a)	Office and operating leases

(i)

1769474 has an operating lease on lands located in Cremona, Alberta (the “Lands”) for monthly rent payments of $5. The lease expires on November 14, 2019, with an option to extend for an additional five- year term. The Company has the option to purchase the Lands during the additional term.

(ii)

The Company is committed under lease and sublease agreements with respect to various office premises located in Vancouver, British Columbia, expiring between June 30, 2018 and December 31, 2027, office premise lease located in Berlin, Germany expiring December 31, 2022, and sublease agreements with respect to clinics located across Canada expiring between August 1, 2019 and December 1, 2023, as follows:

$
2018	2,826
2019	2,743
2020	2,654
2021	2,531
2022	2,091
Thereafter	8,147
20,992

(iii)

The Company entered into an agreement to lease approximately 30 acres of land at the EIA for the development of a production facility. The lease has a term of fifteen years with monthly rent payments of $69 for the first five years, increasing to monthly payments of $76 and $83 in the fifth and tenth year of the lease term, respectively. The first monthly installment is payable on or before the earlier of (i) the date that an occupancy permit has been issued for the facility by Leduc County, and (ii) May 1, 2018. The Company has eight options to renew the term of the lease, each option for an additional five years exercisable at the Company’s discretion.

(b)	Claims and litigation

(i)

On November 29, 2017, a claim was commenced against the Company regarding 300,000 stock options with an exercise price of $0.39 per share issued to a consultant pursuant to an agreement dated March 16, 2015. The agreement was terminated on March 8, 2016, and in accordance to the Company’s stock option plan, the unexercised options expired 90 days from the date of the termination of the agreement.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

21.	Commitments and Contingencies (Continued)

(b)	Claims and litigation (continued)

The option holder is attempting to enforce exercise rights which the Company believes do not exist. The Company intends to defend this claim vigorously.

The claim has no effect on the consolidated financial statements as the Company believes the action to be without merit, and accordingly, no provision had been recognized for the claim.

(ii)

On January 12, 2018, CanniMed filed a claim in the Ontario Superior Court of Justice alleging that Aurora, several large shareholders of CanniMed and others participated in a civil conspiracy intended to injure the economic interests of CanniMed. The action claimed damages of $725,000 for unlawful actions that have negatively affected the appreciation of the value of CanniMed common shares and prevented CanniMed from pursuing alternative change of control transactions for the benefit of CanniMed shareholders. On January 26, 2018, the Company had been served with a formal Notice of Discontinuance of the court action brought by CanniMed against the Company and other named defendants.

22.	Segmented Information

The Company operates primarily in two segments, the production and sale of medical cannabis, and patient counselling and outreach service.

	Medical	Patient
	Cannabis	Counselling	Others	Total
	$	$	$	$
Three months ended December 31, 2017
Revenues	9,773	874	1,053	11,700
Gross profit (loss)	5,742	849	(105)	6,486
Loss from operations	(13,966)	(581)	(1,567)	(16,114)
Net income (loss)	8,637	27	(1,470)	7,194

Three months ended December 31, 2016
Revenues	3,206	678	-	3,884
Gross profit (loss)	3,628	678	-	4,360
Loss from operations	(2,262)	(115)	-	(2,377)
Net loss	(2,560)	(118)	-	(2,678)

Six months ended December 31, 2017
Revenues	17,088	1,808	1,053	19,949
Gross profit	13,648	1,754	(105)	15,297
Loss from operations	(14,781)	(1,183)	(1,567)	(17,531)
Net income (loss)	13,037	(812)	(1,470)	10,755

Six months ended December 31, 2016
Revenues	5,959	997	-	6,956
Gross profit	3,449	997	-	4,446
Loss from operations	(5,473)	(178)	-	(5,651)
Net income (loss)	(8,558)	267	-	(8,291)

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

22.	Segmented Information (Continued)

	Medical	Patient
	Cannabis	Counselling	Others	Total
	$	$	$	$
As at December 31, 2017
Total assets	720,520	695	11,179	732,394
Total liabilities	172,989	880	2,939	176,808

As at June 30, 2017
Total assets	321,644	1,035	-	322,679
Total liabilities	102,374	1,372	-	103,746

The Company generates revenue in two geographical locations, in Canada and in Germany.

	Canada	Germany	Others	Total
	$	$	$	$
Three months ended December 31, 2017
Revenues	9,004	2,483	213	11,700
Gross profit	5,502	930	54	6,486
Income (loss) from operations	(16,628)	460	54	(16,114)
Net income	6,541	599	54	7,194

Six months ended December 31, 2017
Revenues	16,018	3,718	213	19,949
Gross profit	13,957	1,286	54	15,297
Income (loss) from operations	(18,053)	468	54	(17,531)
Net income	10,090	611	54	10,755

As at December 31, 2017
Total assets	729,568	2,826	-	732,394
Total liabilities	175,570	1,238	-	176,808

As at June 30, 2017
Total assets	321,251	1,428		322,679
Total liabilities	96,678	7,068		103,746

During the three and six months ended December 31, 2016, all of the Company’s assets and liabilities were located in Canada and Germany. All revenues during the three and six months ended December 31, 2016 were generated in Canada and Germany.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

23.	Financial Instruments and Risk Management

(a)	Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, marketable securities, promissory notes receivable, convertible debenture receivable, loans receivable, derivatives, accounts payable and accrued liabilities and convertible notes. The carrying values of these financial instruments approximate their fair values as at December 31, 2017.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1	–	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	–	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3	–	Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the period.

The following table summarizes the Company’s financial instruments as at December 31, 2017:

	Available-for-		Financial	Other
	sale financial	Loans and	assets at	financial
	assets	receivables	FVPTL	liabilities	Total
	$	$	$	$	$
Financial Assets
Cash and cash equivalents	-	350,841	-	-	350,841
Short-term investments	-	908	-	-	908
Accounts receivable	-	6,991	-	-	6,991
Marketable securities	76,400	-	-	-	76,400
Loans receivable	-	3,384	-	-	3,384
Derivatives	-	-	3,942	-	3,942
Financial Liabilities
Accounts payable	-	-	-	22,030	22,030
Deferred revenue	-	-	-	1,563	1,563
Finance lease	-	-	-	317	317
Special warrant subscriptions	-	-	-	111,009	111,009

The following is a summary of financial assets measured at fair value segregated based on the various levels of inputs (Note 5(b)):

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Marketable securities	76,400	-	-	76,400
Warrant derivatives	-	-	3,942	3,942

For the six months ended December 31, 2017, the Company recognized a total of $30,540 in unrealized gains on level 3 financial assets, comprised of $23,603 unrealized gains on warrant derivatives and $6,937 unrealized gains on convertible debentures on the statement of comprehensive loss. Of the $23,603 unrealized gain on derivatives, $19,122 was attributable to the change in fair value of warrant derivatives and $4,481 was attributable to the amortization of deferred unrealized inception gains. Of the $6,937 in unrealized gain on convertible debentures, $830 was attributable to the change in fair value of convertible debentures and $6,107 was attributable to the amortization of deferred unrealized inception gains.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

23.	Financial Instruments and Risk Management (Continued)

(a)	Fair value of financial instruments (continued)

Changes in level 3 financial assets for the period were as follows:

	Warrant	Convertible
	Derivatives	Debenture	Total
	$	$	$
Opening balance	292	11,071	11,363
Additions	2,083	-	2,083
Unrealized gain	20,960	830	21,790
Conversion of debenture	4,330	(11,901)	(7,571)
Exercise of warrants	(23,723)	-	(23,723)
Ending balance	3,942	-	3,942

Changes in deferred gains on convertible debenture and derivatives measured at fair value and included in level 3 of the fair value hierarchy were as follows:

	Warrant	Convertible
	Derivatives	Debenture	Total
	$	$	$
Opening balance	321	10,206	10,527
Additions	1,838	-	1,838
Conversion of debenture	4,099	(4,099)	-
Unrealized gains amortized	(4,481)	(6,107)	(10,588)
Ending balance	1,777	-	1,777

Contingent consideration

The Company’s liability for the CanvasRx (Note 11(a)), BCNL and UCI (Note 11(d)), H2 (Note 11(f)), and Larssen (Note 11(g)) (collectively, the “Subsidiaries”) contingent consideration was measured at fair value based on unobservable inputs and was considered a level 3 financial instrument. The fair value of these liabilities determined by this analysis was primarily driven by the Company’s expectations of the Subsidiaries’ achieving their milestones. The expected milestones were assessed probabilities by management which was then discounted to present value in order to derive a fair value of the contingent consideration. The primary inputs of the calculation were the probabilities of achieving the milestones and a discount rate.

Biological assets

The fair value of biological assets is categorized within Level 3 on the fair value hierarchy. The significant assumptions used in determining the fair value of biological assets include:

(a)	Expected yield by plant;
(b)	Wastage of plants;
(c)	Duration of the production cycle;
(d)	Percentage of costs incurred as of this date compared to the total costs expected to be incurred;
(e)	Percentage of costs incurred for each stage of plant growth; and
(f)	Market values.

The Company estimates that an effect of a $1.00 increase or decrease in the market price per gram of dried cannabis, as at December 31, 2017, would result in an increase or decrease of approximately $829 (June 30, 2017 - $440) to the fair value of biological assets. Additionally, an effect of a 10% increase or decrease in production wages, as at December 31, 2017, would result in an increase or decrease of approximately $65 (June 30, 2017 - $192) to the fair value of biological assets.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

23.	Financial Instruments and Risk Management (Continued)

(a)	Fair value of financial instruments (continued)

As of December 31, 2017, it is expected that the Company’s biological assets will yield approximately 829,008 grams (June 30, 2017 – 599,245 grams) of medical cannabis when harvested. The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

(b)	Financial instruments risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes:

(i)	Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, trade and other receivables, short-term GIC investments, and loans receivable. The risk exposure is limited to their carrying amounts at the statement of financial position date. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates. Trade and other receivables primarily consist of trade accounts receivable and goods and services taxes recoverable (“GST”). Credit risk from the loans receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationships.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk but has limited risk as the majority of sales are transacted with credit cards.

As at December 31, 2017, the Company’s aging of receivables was approximately as follows:

	December 31,	June 30,
	2017	2017
	$	$
0 – 60 days	3,195	1,534
61 – 120 days	3,796	778
	6,991	2,312

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

23.	Financial Instruments and Risk Management (Continued)

(b)	Financial instruments risk (continued)

(ii)	Liquidity risk (continued)

In addition to the commitments outlined in Note 21, the Company has the following contractual obligations:

	Total	<1 year	1 - 3 years	3 -5 years
	$	$	$	$
Accounts payable and accrued liabilities	22,030	22,030	-	-
Deferred revenue	1,563	1,563	-	-
Finance lease	398	108	290	-
	23,991	23,701	290	-

(iii)	Market risk

a)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

The Company holds cash in Canadian dollars and Euros and investments in Australian dollars. The Company’s main risk is associated with fluctuations in the Euros and Australian dollars and assets and liabilities are translated based on the foreign currency translation policy.

The Company has determined that an effect of a 10% increase or decrease in the Australian dollar and Euro against the Canadian dollar on financial assets and liabilities, as at December 31, 2017, including cash, and accounts payable and accrued liabilities denominated in Euros and Australian dollars, would result in an increase or decrease of approximately $158 (2016 - $Nil) to the net loss and comprehensive loss for the six months ended December 31, 2017.

At December 31, 2017, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s investments, loans receivables and financial debt have fixed rates of interest and therefore expose the Company to a limited interest rate fair value risk.

c)	Price risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s marketable securities and investments are susceptible to price risk arising from uncertainties about their future values. The fair value of marketable securities is based on quoted market prices which the shares of the investments can be exchanged for.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

23.	Financial Instruments and Risk Management (Continued)

(b)	Financial instruments risk (continued)

(iii)	Market risk (continued)

c)	Price risk (continued)

If the fair value of these financial assets were to increase or decrease by 10%, the Company would incur an associated increase or decrease in net loss and comprehensive loss of approximately $8,034 (2016 - $Nil). See note 5 for additional details regarding the fair value of investments and marketable securities.

24.	Capital Management

The Company’s objectives when managing capital are to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and maintain adequate levels of funding to support its ongoing operations and development such that it can continue to provide returns to shareholders and benefits for other stakeholders.

The capital structure of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the Company’s underlying assets. The Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.

As at December 31, 2017, the Company is not subject to externally imposed capital requirements.

25.	Subsequent Events

The following events occurred subsequent to December 31, 2017:

(a)

On January 2, 2018, the Company signed a binding term sheet with Namaste Technologies Inc. (“Namaste”) toward a final private-label software agreement whereby Namaste will provide CanvasRx with a customized version of its patient acquisition tool, NamasteMD.com. In consideration of the Company’s assistance to the future optimization of NamasteMD, Namaste issued to the Company 500,000 stock options exercisable at $3.35 per share for 48 months, vesting quarterly over twelve months.

(b)

On January 4, 2018, the Company signed a binding term sheet for the formation of a joint venture with Alfred Pederson & Son (“APS”), pursuant to which Aurora will ultimately own a 51% interest in Aurora Nordic Cannabis A/S, the joint venture company, based in Odense, Denmark. Upon the achievement of certain milestones by the joint venture, the companies intend to fund construction of the Aurora Nordic facility through a combination of conventional, non-dilutive project finance, and direct investment by Aurora and APS on a pro- rata basis.

(c)

On January 11, 2018, the Company entered into a bought deal financing of 200,000 convertible debentures at $1,000 per initial convertible debenture for gross proceeds of $200,000. The Company also granted the underwriters an option to purchase up to an additional 30,000 convertible debentures for additional gross proceeds of $30,000.

The debentures will have a term of two years, bear interest at 5% per annum, payable semi-annually, and will be convertible at a price of $13.05 per common share. The Company may force the conversion of the principal amount of the outstanding debentures should the VWAP of its common shares exceed $17.00 for any 10 consecutive trading days.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

25.	Subsequent Events (Continued)

(d)

On January 15, 2018, the Company entered into a collaboration agreement with Micron Waste Technologies Inc. (“Micron”) pursuant to which both companies will collaborate on the optimization of Micron’s technology for the treatment of organic waste generated in the cultivation and production of cannabis products.

Under the terms of the agreement, Micron will install a digester unit at one of Aurora’s cultivation facilities, where both companies will jointly work to optimize the digester for the cannabis industry. Upon successful completion of the project, the Company intends to acquire multiple units for its various facilities. Micron will retain the intellectual property and shall pay Aurora a 4% royalty for every unit sold to other licensed producers. Upon the first successful sale of a digester within the cannabis industry, Micron shall issue 2 million shares to the Company.

The Company also completed its investment and obtained a 6.46% ownership in Micron through a private placement of 4,411,765 units of Micron for a total of $1,500. Each unit consisted of one common share and one warrant exercisable at a price of $0.50 per share for a period of two years.

(e)

On January 12, 2018, the Company completed its strategic investment in The Green Organic Dutchman Holdings Ltd. (“TGOD”) pursuant to a definitive agreement signed January 4, 2018. TGOD is a private company licensed under the ACMPR to cultivate medical cannabis.

Under the terms of the agreement, the Company subscribed for $55,000 subscription receipts through a private placement which will automatically convert into 33,333,334 units of TGOD upon its listing on a Canadian stock exchange. Each unit, priced at $1.65, consists of one common share and one half of one share purchase warrant exercisable at $3.00 per share for a period of 36 months. Upon conversion, the Company will hold a 17.62% interest in TGOD on a non-diluted basis. In addition, the companies entered into an investor rights agreement whereby upon TGOD achieving certain corporate, operational, construction and financial milestones, the Company will have the option to incrementally increase its ownership interest in TGOD to over 50% by purchasing its shares at a 10% discount to the listed market price.

In addition, the companies entered into a supply contract providing Aurora with the right to purchase up to 20% of the TGOD’s annual production of organic cannabis from TGOD’s facilities, approximately 23,000 kilograms of full capacity. Further, Aurora will have the right to purchase up to 33% of TGOD’s production at its two facilities if the Company increases its ownership interest to 31%.

(f)

On January 23, 2018, the Company further increased its ownership interest in Cann Group from 21.8% to 22.9% by subscribing to an additional 3,194,033 ordinary shares at A$2.50 per share for a total cost of A$7,985.

(g)

On January 24, 2018, the Company entered into a support agreement with the directors and special committee of the board of CanniMed in connection with the new offer of the Company for the acquisition of the issued and outstanding shares of CanniMed. Under the new offer, CanniMed shareholders may receive in respect of each CanniMed share, 3.40 Aurora shares or a combination of cash and shares at the election of each CanniMed shareholder, subject to proration with the maximum aggregate cash consideration of $140-million.

At the Company’s special meeting on January 15, 2018, the shareholders of Aurora approved the resolution for the issuance of shares of the Company to the shareholders of CanniMed pursuant to the terms of the Offer.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and six months ended December 31, 2017 and 2016
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

25.	Subsequent Events (Continued)

(h)

On February 5, 2018, the Company announced that it has agreed to make a strategic investment in Liquor Stores N.A. Ltd. (“Liquor Stores”) by way of a non-brokered private placement of 6,900,000 common shares at $15.00 per share for a total cost of $103,500, thereby obtaining a 19.9% interest ownership in Liquor Stores on a non- diluted basis (the “Initial Investment”).

Aurora will also subscribe for 2,300,000 subscription receipts (the “Subscription Receipts”) of Liquor Stores at $15.00 per subscription receipt for a total cost of $34,500, which upon completion will increase Aurora’s interest ownership to approximately 25% on a non-diluted basis.

Additionally, Liquor Stores will issue to Aurora for no additional consideration, two classes of share purchase warrants: (1) 10,130,00 warrants at an exercise price of $15.75 per share to allow Aurora to increase its pro rata equity interest to 40% on a fully diluted basis (the "Sunshine Warrants"); and (2) up to 1,750,000 warrants exercisable at $15.00 upon conversion of any of the outstanding 4.70% unsecured subordinated debentures of Liquor Stores to allow Aurora to maintain its pro rata equity interest in Liquor Stores (the "Pro Rata Warrants”).

The Subscription Receipts, the Sunshine Warrants and the Pro Rata Warrants are subject to approval of the shareholders of Liquor Stores at their next annual general meeting.

Aurora and Liquor Stores have also entered into an Investor Rights Agreement pursuant to which, among other conditions: (i) Aurora shall be entitled to participate in future equity offerings of Liquor Stores in order to maintain its pro rata equity interest; (ii) Aurora shall have the right to nominate one (1) director for election to the board of directors of Liquor Stores following the completion of the Initial Investment (and subject to it maintaining an equity ownership of at least 10%) and shall have the right to nominate a second director if it increases its equity ownership in Liquor Stores to 33 1/3% or more.

(i)	The Company granted 500,000 stock options exercisable at $10.32 per share, vesting quarterly over three years, and awarded 150,000 RSUs, vesting annually over 3 years, to an officer of the Company.

(j)	292,749 common shares were issued on the exercise of 292,749 stock options for gross proceeds of $239.

(k)	2,934,312 common shares were issued on the exercise of 2,934,312 warrants for gross proceeds of $8,839.

(l)	17,263,844 common shares were issued on the conversion of $112,215 principal amount of debentures (Note 14(c)).